As filed with the Securities and Exchange Commission on _________________
                                          Registration No.  ____________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933

                                SURGILIGHT, INC.
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


           Delaware                          3845                 35-1990562
 ------------------------------   ---------------------------   ---------------
(State or Other Jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
 Incorporation or Organization)   Classification Code Number)      Id Number)

                         12001 Science Drive, Suite 140
                             Orlando, Florida 32826
                                 (407) 482-4555
                -------------------------------------------------
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                      Timothy Shea, Chief Operating Officer
                                SurgiLight, Inc.
                         12001 Science Drive, Suite 140
                             Orlando, Florida 32826
                                 (407) 482-4555
             --------------------------------------------------------
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    Copy to:
                               J. Bennett Grocock
                             The Business Law Group
                          455 S Orange Ave., Suite 500
                             Orlando, Florida 32801

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]



                                             CALCULATION OF REGISTRATION FEE

 Title of Each Class of         Amount            Proposed Maximum      Proposed Maximum Aggregate         Amount of
    Securities to be             to be           Offering Price Per         Offering Price(1)          Registration Fee(1)
       Registered             Registered               Share(1)
      Common stock         5,900,000 shares             $0.28                $1,652,000                    $  452.00
        $0.0001

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sales prices for the common stock reported on the Over-the-Counter Bulletin Board on Feburary 8, 2002.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                       ii

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to Completion, dated February 11, 2002

                                   Prospectus


                                SurgiLight, Inc.

                        5,900,000 Shares of Common Stock

     The 5,900,000 shares of common stock of SurgiLight, Inc. covered by this prospectus are being offered and sold from time to time by GEM Global Yield Fund Limited and Messrs. Chai Chuan Chen and Hsueh Yueh Chang (i) that may be issued upon conversion of a debenture purchased by GEM Global Yield Fund Limited, a Nevis company ("Investor") through a Convertible Debenture Purchase Agreement, as further described in this prospectus and upon the exercise of warrants issued to Investor in connection with the purchase agreement (the "Debenture") (see "Financing Transaction" beginning on page 14), and (ii) to fulfill commitments made to Messrs. Chen and Chang, who pledged certain shares of registered stock of SurgiLight as security for the SurgiLight's deferred payment for the purchase of certain assets from Premier Laser Systems, Inc.

     We will not receive any cash proceeds from the issuance of common stock, except that we would receive the net sale price of any common stock that we sell to Investor upon the exercise of the warrants by Investor. Investor may resell those shares pursuant to this prospectus. The conversion price for the Debenture in effect on any conversion date shall be the lesser of (X) $7.50, or (Y) 100% of the average of the three lowest closing bid prices during the thirty-day period immediately preceding the conversion date.


     We are obligated to register 5,200,000 shares of common stock in the name of Investor pursuant to the terms of the Debenture so that there are sufficient number registered shares in escrow in the event that Investor chooses to convert all or part of the debenture into our common stock. As a result of a decline in our stock price, the number of shares originally deposited into has been insufficient under the agreement; therefore, we are registering the additional number of shares required by the Debenture to be deposited into escrow.


     Investor is an "underwriter" within the meaning of the Securities Act of 1933, as amended, in connection with its sales. Each of the other selling stockholders may be deemed an "underwriter" within the meaning of the Securities Act in connection with their respective sales.

     Our common stock is traded on the over-the-counter bulletin board operated by the National Association of Securities Dealers, Inc. ("OTCBB") under the symbol "SRGL." The last reported sales price for our common stock on February 8, 2002 was $0.29 per share.

     The Securities Offered Hereby Involve a High Degree of Risk. See "Risk Factors" Beginning on Page 4.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the securities and exchange commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is February 11, 2002.

                                TABLE OF CONTENTS



Prospectus Summary                                                           2

Risk Factors                                                                 4

The Financing Transaction                                                    14

Selling Stockholders                                                         18

Plan of Distribution                                                         19

Legal Proceedings                                                            23

Directors, Executive Officers, Promoters and Control Persons                 23

Security Ownership of Certain Beneficial Owners and Management               30

Description of Securities                                                    32

Experts                                                                      34

Disclosure of Commission Position
on Indemnification For Securities Act Liabilities                            35

Description of Business                                                      35

Plan of Operations/Management's Discussion and Analysis                      44

Certain Relationships and Related Transactions                               47

Market for Common Equity and Related Stockholder Matters                     48

Changes in Accountants                                                       49

Additional Information                                                       49

Index to Consolidated Financial Statements                                   50

Until March 8, 2002 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                               PROSPECTUS SUMMARY

     This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our common stock discussed under "Risk Factors," and our financial statements and the accompanying notes.

                                SurgiLight, Inc.

Overview
--------

     We are a Delaware corporation formed in July 1996 under the name MAS Acquisition III Corp. We acquired the assets and operations of our predecessor through a merger in April 1999. We changed our name to SurgiLight, Inc., in connection with the merger. Our principal offices are located at 12001 Science Drive, Suite 140, Orlando, Florida 32826. Our telephone number is (407) 482-4555, and our facsimile number is (407) 482-0505. Our e-mail address is surgilight@aol.com. We have a website for laser centers and medical products at www.surgilight.com

     Business. Our target market is refractive surgery, particularly for correction of presbyopia, one of the last "frontiers of ophthalmology." Presbyopia is a natural aging phenomena where an elderly person loses the ability to focus properly in the near vision field for reading. According to the Wall Street Journal, 90 million Americans over the age of 40 suffer from presbyopia. As Ophthalmology Management (July 2001) estimates, the market for presbyopia may be 2-3 times larger than that for laser in-situkeratomileusis ("LASIK"). Similar to the economics of LASIK, we envision that the treatment of presbyopia will be subject to a royalty or per procedure fee policy, which should allow us to earn long-term recurring income. We will also sell our lasers and associated fiber optic disposable surgical tools.

     We believe our new method of laser presbyopia reversal ("LAPR") using a laser for surgical correction, is less complicated, more stable, and may provide less regression than mechanical, non-laser methods. In late 2000, we acquired the ophthalmic laser product line from Premier Laser Systems, Inc. ("Premier"), a company in bankruptcy. This acquisition included an Er:YAG laser already approved by the United States Food and Drug Administration (the "FDA") for certain ophthalmic procedures and "CE" marked for international sales. We renamed this product OptiVision (formerly the IR-3000) and began formal animal and clinical studies for the treatment of presbyopia immediately. We have presented numerous clinical papers on presbyopia treatment in recent years. The most recent papers were presented on July 2001 at the International Symposium for Refractive Surgery in Orlando, Florida. The paper presented used the OptiVision laser system on 61 eyes on 35 patients with a mean age of 53.2 years. The mean follow up was 7.6 months. The results showed all patients had improved reading vision, 87% of which could now read J1 without the need of glasses.

     As a part of the Premier acquisition, we acquired 14 patents, along with 13 pending patent applications. In addition, we own two U.S. patents and have four U.S. patent applications pending pertaining to presbyopia reversal. We have also submitted two Patent Corporation Treaties for international patents.

     In addition to the IR lasers for vision correction, in August 2000, we obtained 510k clearance from the FDA to market our EX-308 laser for the treatment of psoriasis. In January 2001, we executed a manufacturing agreement with A & A Medical, Inc. (located in Alpharetta, Georgia) to manufacture the EX-308 for worldwide distribution. We also filed with the FDA a 510k application for the treatment of vitiligo using the EX-308.

     Currently, we have three divisions: (1) Laser Technology, (2) International Laser Eye Centers ("LEC") and (3) U.S. Laser Centers, including the Cosmetic Mobile Laser Centers and the Plantation Center. Our strategy is to earn recurring revenues from our laser centers while developing presbyopia applications and conducting clinical trials.

     Each of the LECs is subject to a royalty fee agreement under which we continue to maintain the laser system and each LEC pays us a royalty fee for each treated eye for three to five years. Our U.S. centers, SurgiLight Laser Center, Plantation, Florida, and the Cosmetic Mobile Laser Centers are both subsidiaries which produce positive cash flow.

     Convertible Debenture Financing. On June 30, 2000, we entered into a Convertible Debenture Purchase Agreement (the "Convertible Debenture Purchase Agreement") with GEM Global Yield Fund Limited ("Investor") for the purchase of a convertible debenture in the principal amount of Three Million Dollars ($3,000,000) (the "Debenture"). The Debenture accrues interest at the rate of three percent per annum and matures on November 8, 2003. The Debenture is convertible at any time prior to maturity into shares of our common stock, subject to certain limitations set forth in the Convertible Debenture Purchase Agreement and the Debenture. For more details on the conversion privileges, see "Convertible Debenture Purchase Agreement" beginning on page 14.

     As partial consideration for this financing, we also issued to Investor warrants to purchase up to 92,172 shares of our common stock at an exercise price of $7.50 per share, and warrants to purchase up to 200,000 shares of our common stock at an exercise price of $.01 per share (the "Warrants"), subject to adjustment as provided in each of the Warrants. For a more detailed description of the Warrants, see "Warrants" under "Convertible Debenture Purchase Agreement."


                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Lack Of Liquidity
-----------------

     If we are unable to obtain additional funds from other financings we may have to significantly curtail the scope of our operations and alter our business model. Our future capital requirements will depend on many factors, including progress of research and development activities, the scope and results of pre-clinical studies and pre-clinical trials, the cost and timing of regulatory approvals, establishment of manufacturing capacity, the outcome of litigation and the establishment of the marketing and sales organizations and other relationships, acquisitions or divestitures which may either involve cash infusions to us or require additional cash from us. We are seeking additional sources of financing, which may include short- term debt, long- term debt or equity. However there is no assurance that we will be successful in raising additional capital. If additional financing is not available when required or is not available on acceptable terms, than we may be unable to continue our operations at current levels.

     Our ability to meet our working capital needs will be dependent on our ability to sign additional distribution and licensing arrangements, achieve a positive cash flow from operations, and achieve and sustain profitable operations. Failure to raise additional financing or achieve profitable operations may result in our inability to successfully promote our brand name, develop or enhance our medical eye laser technology or other services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.

Dilution
--------

     The issuance of shares to Investor upon conversion of the Debenture may cause significant dilution to our stockholders and, together with guidance we issue to analysts and the financial community, may have an adverse impact on the market price of our common stock.

     The resale by Investor of the common stock that it acquires from conversion of the Debenture will increase the number of our publicly traded shares, which could depress the market price of our common stock. However, Investor is limited as to the amount of shares it may sell to not more than fifteen percent (15%) of the average of our common stock's previous five (5) trading days' daily trading volume. The conversion rate at which shares of our common stock may be issuable to Investor upon a conversion of the Debenture will be the lesser of a fixed conversion rate of $7.50 per share or an amount equal to 100% of the average of the 3 lowest closing bid prices for the 30 day period immediately preceding a conversion date by Investor. If Investor chooses to purchase our common stock at a time when our stock price is low, our existing common stockholders will experience substantial dilution. The issuance of shares to Investor may therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. Unless the Investor provides written notice 75 days in advance of its intention to exceed the following limitations, the maximum number of shares of our common stock that Investor may receive upon conversion of the Debenture (and exercise of the Warrants) at any one time may not exceed an amount equal to 4.99% of the then issued and outstanding shares of our common stock following such conversion or exercise minus the number of shares of our common stock then owned by Investor.

     The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

     In October 2000, the Company acquired the inventory and technology of a corporation known as Premier Laser Systems for the purchase price of $3,745,000. Subsequent to September 30, 2001, the Company agreed to acquire additional inventory for $1,700,000 consisting of $350,000 in cash and $1,350,000 in the Company's common stock. At such time that we complete this acquisition and issue shares of our common stock, existing stockholders could suffer substantial dilution.

     The issuance of further shares upon conversion of the indebtedness represented by the Debenture will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent the price per share you pay for the common stock is greater than the pro forma net tangible book value per share of our common stock at the time of sale. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. The net tangible book value of our common stock as of September 30, 2001 was $2,321,826, or approximately $0.1 per share.

     Currently, there are approximately 200,000 stock options and 200,000 warrants outstanding with respect to our common stock. Furthermore, we may issue additional options for up to 3,000,000 million shares of common stock pursuant to the 2001 Stock Option Plan, and we can also issue additional warrants and grant additional stock options to our employees, officers, directors and consultants, all of which may further dilute our net tangible book value.

We May Be Required To Redeem The Debenture
------------------------------------------

     In the event that at any time while this registration statement is in effect trading in shares of our common stock is suspended from trading and not reinstated within ten trading days in any stock exchange or market on which our common stock is listed for trading (other than a general suspension in trading or a temporary suspension due to pending release of material information) or is deleted from the OTC:BB and not reinstated within ten trading days, then Investor may require us to redeem all of the unpaid portion of the Debenture, together with the warrants and underlying shares owned by Investor. Such redemption could have a material adverse affect on our cash flow and operations.

We Will Not Generate Significant Cash Proceeds From This Offering
-----------------------------------------------------------------

     We will not generate cash proceeds from the issuance of shares of our common stock upon conversion of the Debenture. Conversion of the Debenture will result in a reduction of indebtedness on our balance sheet and an increase in paid in capital. We will generate maximum cash proceeds of $743,790 upon exercise of the warrants for 99,172 shares at $7.50 per share, which warrants expire November 8, 2003, and $2,000 upon exercise of the warrants for 200,000 shares at $.01 per share, which warrants expire June 30, 2003.

We Will Not Receive Any Cash Proceeds From The  Conversion Of The Debenture Or
------------------------------------------------------------------------------
Conversion Of Debt  Obligations  Or Repayment With Interest Of Registered Stock
-------------------------------------------------------------------------------

     We will not receive any of the proceeds from the sale of shares by Investor that it has obtained upon conversion of the Debenture. The conversion of the Debenture will affect our balance sheet by reducing indebtedness by the amount of the indebtedness converted and increasing shareholder equity. Net proceeds to us from the exercise of the Warrants will be used principally for the continued development and implementation of our medical laser technology, and for general corporate purposes. We have not allocated any specific amount of our net proceeds for any particular purpose. Consequently, our management will have broad discretion with respect to the expenditure of the net proceeds of any sales to Investor, including discretion to use the proceeds in ways with which you may not agree.

Our Common Stock Has Experienced In The Past, And Is Expected To Experience In
------------------------------------------------------------------------------
The Future, Significant Price And Volume Volatility, Which Substantially
------------------------------------------------------------------------
Increases The Risk Of Loss To Persons Owning Our Common Stock
-------------------------------------------------------------

     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. Through the twelve months ended December 31, 2001, our stock price ranged from a high of $4.00 to a low of $0.20 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

We Are Unprofitable To Date
---------------------------

     You might not receive a return on your investment. There is no assurance that a shareholder will realize a return on his investment or that he will not lose his entire investment. We are in the development stage and have not achieved profitable operations to date. We cannot be certain that we will be able to regain or sustain profitability or positive operating cash flow. Prospective investors should read this memorandum and all exhibits carefully and should consult with their own attorney or business advisor prior to making any investment decision concerning the units.

We Are A Development Stage Company And Our Operations Fluctuate
---------------------------------------------------------------

     We are subject to all of the risks, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business. Throughout this development stage, we have generated limited revenues from operations. As a result, we have a limited relevant operating history on which an evaluation of our prospects and performance can be made.

     Our operating results have fluctuated in the past and may continue to fluctuate in the future as a result of a variety of factors, many of which are outside of our control. For example, we have historically operated with little or no backlog because our products are generally shipped as orders are received, and a significant portion of orders for a particular quarter have been received and shipped near the end of the quarter. As a result, our operating results for any quarter often depend on orders received and laser systems shipped late in that quarter.

     Other factors that may cause our operating results to fluctuate include: timing of regulatory approvals and the introduction of new products; reductions, cancellations or fulfillment of major orders; the addition or loss of significant customers; our relative mix of business; changes in pricing by us or our competitors; changes in personnel and employee utilization rates; costs related to expansion of our business; increased competition; and budget decisions by our customers. As a result of these fluctuations, we believe that period-to-period comparisons of our operating results cannot necessarily be relied upon as indicators of future performance. In some quarters our operating results may fall below the expectations of securities analysts and investors due to any of the factors described above. In such event, the trading price of our common stock would likely decline.

     The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business and the competitive environment in which we operate. It is likely that we will continue to incur additional losses in the future. Accordingly, there can be no assurance that we will be able to achieve increased levels of revenue in the future or that our future operations will be profitable.

Patent Infringement Allegations May Impair Our Ability To Manufacture And Market
--------------------------------------------------------------------------------
Our Products
------------

     There are a number of U.S. and foreign patents covering methods and the apparatus for performing corneal surgery that we do not own or have the right to use. If we were found to infringe a patent in a particular market, both our customers and we may be enjoined from making, using and selling that product in the market and be liable for damages for any past infringement of such rights. In order to continue using such rights, we would be required to obtain a license, which may require us to make royalty, per procedure or other fee payments. We cannot be certain if we or our customers will be successful in securing licenses, or that if we obtain licenses, such licenses will be on acceptable terms. Alternatively, we might be required to redesign the infringing aspects of these products. Any redesign efforts that we undertake could be expensive and might require regulatory review. Furthermore, the redesign efforts could delay the reintroduction of these products into certain markets, or may be so significant as to be impractical. If redesign efforts were to prove impractical, we could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on our business, financial and results of operations.

If We Are Unable To Protect Our Patents And Proprietary Technology We May Not
-----------------------------------------------------------------------------
Be Able To Compete Effectively
------------------------------

     Our success will depend in part on our ability to obtain patent protection for products and processes, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. While we hold a number of U.S. and foreign patents and have other patent applications pending in the United States and foreign countries, we cannot assure you that any additional patents will be issued, that the scope of any patent protection will exclude competitors or that any of our patents will be held valid if subsequently challenged. Further, other companies may independently develop similar products, duplicate our products or design products that circumvent our patents. We are aware of certain patents which, along with other patents that may exist or be granted in the future, could restrict our right to market some of our technologies without a license, including, among others, patents relating to our lens emulsification product, presbyopia product and ophthalmic probes for the Er:YAG laser. We also rely upon unpatented trade secrets, and we cannot assure you that others will not independently develop or otherwise acquire substantially equivalent trade secrets.

Our Business Is Subject To Governmental Regulation Which Imposes Significant
----------------------------------------------------------------------------
Costs On Us And If Not Complied With Could Lead To The Assessment Of Penalties;
-------------------------------------------------------------------------------
Certain Regulatory Decisions May Restrict Or Delay Our Ability To Manufacture
-----------------------------------------------------------------------------
And Market Our Products
-----------------------

     Our products are regulated as medical devices by the FDA. As such, these devices require either Section 510(k) premarket clearance or approval of a premarket approval application by the FDA prior to commercialization. Satisfaction of regulatory requirements is expensive and may take several years to complete. We cannot assure you that further clinical trials of our medical products or of any future products will be successfully completed or, if they are completed, that any requisite FDA or foreign governmental approvals will be obtained. FDA or other governmental approvals of products we may develop in the future may require substantial filing fees which could limit the number of applications we seek and may entail limitations on the indicated uses for which our products may be marketed. In addition, approved or cleared products may be subject to additional testing and surveillance programs required by the FDA and other regulatory agencies, and product approvals and clearances could be withdrawn for failure to comply with regulatory standards or by the occurrence of unforeseen problems following initial marketing. Also, we have made modifications to some of our existing products which we do not believe require the submission of a new 510(k) notification to the FDA. However, we cannot assure you that the FDA would agree with our determination. If the FDA did not agree with our determination, they could require us to cease marketing one or more of the modified devices until the devices have been cleared. We are also required to adhere to a wide variety of other regulations governing the operation of our business. Noncompliance with state, local, federal or foreign requirements can result in serious penalties that could harm our business.

     Our EX-308 Excimer laser is cleared by the FDA for treatment of psoriasis. Our ophthalmic laser, OptiVision, is approved by the FDA to be marketed for certain ophthalmic applications. The presbyopia indication is currently being tested in clinical trials outside the United States, and we have applied for an Investigational Device Exemption to test it in the United States, which may or may not be granted. We have a significant inventory of ophthalmic laser systems, which we acquired from Premier Laser Systems, Inc. In order to manufacture laser systems or repair laser systems, we will need to become registered as a manufacturer with the FDA and abide by Good Manufacturing Practices ("GMP").

These regulations impose certain procedural and documentation requirements with respect to our manufacturing, research and development and quality assurance activities. Our facilities will be subject to inspections by the FDA and other regulatory agencies, and if any material noncompliance with GMP guidelines is noted, the marketing of all laser products may be adversely affected.

A Successful  Product  Liability Claim Asserted Against Us Due To A Defect In
-----------------------------------------------------------------------------
One Of Our Products In Excess Of Our Insurance Coverage Would Harm Our Business
-------------------------------------------------------------------------------

     The sale of our medical products involves the inherent risk of product liability claims against us. We currently are seeking product liability insurance coverage in the amount of $1 million per occurrence and $2 million in the aggregate, but this insurance is expensive, subject to various coverage exclusions and may not be obtainable on terms acceptable to us. We do not know whether claims against us arising with respect to our products will be successfully defended or that our insurance will be sufficient to cover liabilities arising from these claims. A successful claim against us in excess of our insurance coverage could have a materially adverse effect on our business.

We Face Competition In Certain Markets
----------------------------------------

     Medical laser centers, including the vision correction and the dermatology segments, are subject to intense, increasing competition, which could reduce our short-term cash flow. Our ophthalmic laser is cleared for certain applications and in clinical trials for other applications. Our EX-308 laser system for psoriasis has received 510(k) clearance for markets in the U.S. and there is one other company, Photomedex, which also obtained 510(k) clearance in 2000. Currently, the only FDA-approved technique to correct presbyopia is monovision, wherein the patient has one eye corrected for near vision and one eye for far vision. Multifocal implantable lenses and other surgical techniques are currently undergoing clinical trials. There is no assurance that any of these techniques or products will receive FDA approval, including ours. Once approval is obtained, we can not be certain that we will be able to compete successfully against our current and future competitors. Many of our competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known.

If We Cannot Adapt To Technological  Advances, Our Products May Become
----------------------------------------------------------------------
Technologically Obsolete And Our Product Sales Could Significantly Decline
--------------------------------------------------------------------------

     The markets in which our medical products compete are subject to rapid technological change as well as the potential development of alternative surgical techniques or new pharmaceutical products. These changes could render our products uncompetitive or obsolete. We will be required to invest in research and development to attempt to maintain and enhance our existing products and develop new products. We do not know if our research and development efforts will result in the introduction of new products or product improvements.

We Are Presently Controlled By A Small Group Of Shareholders
------------------------------------------------------------

     Under the terms of a voting trust agreement signed in July 2001, a voting trust committee, comprised of five of our outside directors, has been appointed as trustee to vote shares of our common stock owned by Dr. Lin and certain of his family members. Dr. J.T. Lin is the founder, Director of Business and Technology Development, and a Director of SurgiLight, Inc. The shares subject to the voting trust total approximately 44.70% of our total issued and outstanding voting stock. Dr. Lin retains the sole power to dispose of 1,064,000 of the shares covered by the trust and shares the power to dispose of 4,000,000 of the shares subject to the trust. Dr. Lin also has voting power as well as power to dispose of additional shares owned by family members totaling approximately 19% of the total of our issued and outstanding voting stock. As a result, following the closing of the Offering, our management will continue to be in control of our policies and operations and generally direct our affairs.

Effect Of Corporate Measures
----------------------------

     Certain anti-takeover measures may have an adverse effect on our stock price and may also discourage takeovers that might be beneficial to stockholders. Certain provisions of our Certificate of Incorporation, bylaws and Delaware law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of SurgiLight, even if such events could be beneficial, in the short-term, to the interests of our stockholders. We also are subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

We Are Subject To Certain Risks Associated With Our International Sales
-----------------------------------------------------------------------

     Our international sales accounted for approximately 21% of our total revenues during the year ended December 31, 1999, and approximately 31.4% for the year ended December 31, 2000. We expect sales to international accounts will continue to represent a comparable percentage of our total sales unless and until our systems are cleared for commercial distribution in the U.S., or with respect to those products that do not require regulatory approval, otherwise enter the U.S. market. Our business, financial condition and international results of operations may be adversely affected by present economic instability in certain Asian and South American countries, future economic instability in other countries in which we have sold or may sell, increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. Additionally, international sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Because most of our sales have been denominated in U.S. dollars, we do not have significant exposure to typical foreign currency fluctuation risks. However, due to our significant export sales, we are subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of our products. This could in turn result in reduced sales, longer payment cycles and greater difficulty in collecting receivables.

The Loss Of Key Personnel Could Adversely Affect Our Business
-------------------------------------------------------------

     Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers and other key employees, especially Dr. J.T. Lin, our Director of Business and Technology Development, and Timothy J. Shea, our Senior Vice President and Chief Operating Officer. A loss of one or more such officers or key employees could have an adverse effect on our business. We do not carry "key man" insurance on Dr. Lin or Mr. Shea or any other officers or key employees. As we continue the clinical development of our lasers and other products and prepare for regulatory approvals and other commercialization activities, we will need to continue to implement and expand our operational, financial and management resources and controls. While to date we haven't experienced problems recruiting or retaining the personnel necessary to implement such plans, we cannot be certain that problems won't arise in the future. If we fail to attract and retain qualified individuals for necessary positions, and if we are unable to effectively manage growth in our domestic and international operations, these could have an adverse effect on our business, financial condition and results of operations.

Amortization And Charges Relating To Our Significant Intangible Assets Could
----------------------------------------------------------------------------
Adversely Affect Our Stock Price And  Reported Net Income Or Loss
-----------------------------------------------------------------

     Goodwill is an intangible asset that represents the difference between the total purchase price of acquisitions and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangible assets are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces our net income or increases our net loss. A reduction in net income resulting from the amortization of goodwill and other intangible assets may have an adverse impact upon the market price of our common stock. In addition, in the event of a sale or liquidation of SurgiLight or its assets, we cannot be certain that the value of such intangible assets would be recovered. In accordance with SFAS 121, we review intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. If we determine that an intangible asset is impaired, a non-cash impairment charge would be recognized.

We Don't Expect To Pay Any Dividends
------------------------------------

     To date, we have paid no cash dividends or made any stockholder distributions. The payment of dividends on our common stock is within the discretion of the Board of Directors and will depend upon our earnings, its capital requirements, financial condition, and other relevant factors. For the foreseeable future, however, it is not anticipated that we will pay any dividends. Currently, we plan to retain any earnings we receive for the continued development of our business operations.

Nasdaq Listing
--------------

     Our common stock is quoted on the Nasdaq Over-The-Counter Bulletin Board ("OTCBB"). We currently are not listed on the Nasdaq National Market system. We cannot assure you that we will ever meet the criteria for listing our common stock on such market system, which would provide a stronger trading market. Lack of listing on the Nasdaq National Market may make it more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

Forward-Looking Statements
--------------------------

     This prospectus and the exhibits hereto contain certain "forward-looking" statements as described in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans, ""intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on currently available information, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                            THE FINANCING TRANSACTION

Convertible Debenture Purchase Agreement
----------------------------------------

     On June 30, 2000, we entered into a Convertible Debenture Purchase Agreement with GEM Global Yield Fund Limited, for the issuance and purchase of a convertible Debenture in the principal amount of U.S. Three Million Dollars (U.S. $3,000,000). In October 6, 2000, we filed a registration statement on form SB-2 registering 2,186,600 shares of our common stock issuable upon conversion of the debenture and 528,500 shares of our common stock underlying warrants issued to GEM.

     The Debenture is convertible into shares of our common stock, at Investor's option, at any time and from time to time prior to its maturity on November 8, 2003, subject to certain minimum debt conversion amount and other restrictions set forth in the Debenture. Additionally, the Investor is limited as to the amount of shares of our common stock acquired upon conversion of the Debenture at any one time. Investor also is limited in the number of shares resulting from conversion of the Debenture that it may resall at any one time. The Debenture is subject to redemption in certain, limited circumstances.

     In connection with the Convertible Debenture Purchase Agreement, we issued to Investor at the initial closing a warrant certificate to purchase up to 200,000 shares of our common stock. The warrant has a term from its date of issuance of three years. The exercise price of the initial warrant is $0.01 per share. Investor is under no obligation to exercise this warrant.

     We also issued to Investor warrants to purchase up to 99,172 shares of our common stock at an exercise price of $7.50 per share, such warrants expiring on November 8, 2003, and warrants to purchase up to 200,000 shares of our common stock at an exercise price of $0.1 per share, such warrants expiring on June 30, 2003.

Conversion Procedure
--------------------

     Investor may convert the Debenture by delivering to us a written notice of conversion that it has elected to convert the Debenture, together with a $350 fee payable to whomever is acting as the escrow agent in this financing. Each Notice of Conversion, once given, is irrevocable, subject to certain, limited exceptions.

     Limitation on Amount of the Conversion: No conversion can be for less than $10,000 principal amount of the Debenture, plus the interest accrued on such amount. There is no ceiling on the maximum amount of the Debenture that can be converted at any one time, except that unless the Investor give written notice 75 days in advance to us of its intention to exceed the limitation on conversion, the number of shares of our common stock that Investor may receive at any one time upon conversion of the Debenture or exercise of the Warrant may not exceed an amount equal to the remainder of (i) 4.99% of the then issued and outstanding shares of our common stock following such conversion or exercise minus (ii) the number of shares of our common stock then owned by Investor (including any shares of our common stock deemed beneficially owned by Investor due to ownership of the Debenture and warrants). This limitation on conversion does not apply if there is an event of default under the Debenture that we do not cure within ten business days of notice of such default by the Investor.

     Conversion Ratio: The conversion price in effect on any conversion date will be the lesser of (X) U.S. $7.50 (a fixed conversion price) or (Y) one hundred percent (100%) of the average of the three lowest per share market value prices during the thirty (30) day period immediately preceding the conversion date. The per share market value of our common stock on any particular date means (a) the last sale price of shares of our common stock on such date, or if no sale takes place on such date, the last sale price on the most recent prior date, as reported on the principal national securities exchange on which our common stock is then listed or admitted for trading, or (b) if our common stock is not listed or trading on any national securities exchange, then the closing bid price per share as reported by NASDAQ, or (c) if our common stock is not listed on the NASDAQ, then the closing bid price per share of our common stock as reported on the NASDAQ's OTCBB on such date (or the most recent date if there is no closing bid price on the particular date), or (d) if our common stock is not quoted on the OTCBB, then the closing bid price per share in the over-the-counter market as quoted by the National Quotation Bureau Incorporated, or a similar reporting company (i.e., the "pink sheets"), or (e) if our common stock is no longer publicly traded, then the fair market value as determined by an appraiser selected by the holders of a majority of the principal amount of debentures outstanding. The fixed conversion price of $7.50 is subject to adjustment in the event of forward and reverse stock splits, dividends paid in shares of our capital stock or a reclassification of our common stock.

     If at any time the conversion price of the debentures is such that the number of shares of common stock in escrow is less than 200% of the number of shares of our common stock that would be needed to satisfy full conversion of the debenture given the then-current conversion price, we are obligated to issue additional share certificates in denominations of 10,000 shares each such that the number of shares in escrow to cover conversion in full of the debentures is 200% of the full conversion shares. It is because of the decline in our stock price over the last 12 months that we are having to register 5,200,000 additional shares for deposit into escrow for Investor's benefit.

     If at any time while the Debenture is outstanding, we issue or sell shares of our common stock or options, warrants or other rights to acquire our common stock (other than such options, warrants or other rights that were outstanding prior to the date of our agreement with the Investor) at a price per share less than the per share market value of our common stock at the issue date of such shares, options, warrants or other rights, then the fixed conversion price set for conversion will be appropriately adjusted.

     Sample Calculation of Number of Shares Issued Upon Conversion: The following is an example of the calculation of the number of shares we would issue to Investor in connection with a conversion of $200,000 of the Debenture, inclusive of interest, based on the assumptions noted in the discussion below.

     For purposes of this example, suppose that Investor notifies us of its intent to convert $200,000 principal amount of the Debenture on February 1, 2002. Suppose further that the average of the 3 lowest closing bid prices for our common stock during the 30 day period immediately preceding the date of notice of conversion (February 1, 2002) is $0.62. Using these hypothetical numbers, the conversion rate would equal 0.62

     The maximum number of shares that Investor could acquire is 322,581 shares. Further assume that the total issued and outstanding common stock is 30,000,000 shares. Investor cannot exceed 4.99% of this number, or 1,497,000 shares, minus what Investor already owns. The share prices set forth above are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock. The delivery of the requisite number of shares will take place through an escrow agent, Kaplan Gottbetter & Levenson, LLP.

Conversion Upon Maturity.
------------------------

     On the maturity date for the Debenture, the unconverted amount of the Debenture together with all interest due thereon must be paid in full or, if such payment is not made within ten business days after the maturity date, convert automatically into shares of our common stock at the lesser of the fixed conversion price then in effect or the floating conversion price then in effect.

Investor's Resale Limits.
-------------------------

     On any day, Investor may not sell shares issued upon conversion of the Debenture or exercise of the warrant which in the aggregate for Investor on such day exceeds fifteen percent (15%) of the average of our common stock's previous five (5) trading days' daily trading volume. Additionally, Investor may not use shares issued upon conversion of the Debenture to cover any short sale by Investor in our common stock.

Our Redemption Rights.
---------------------

     At any time prior to the maturity of the debenture, or at any time subsequent to the 30th trading day if for thirty consecutive trading days the per share market value of our common stock is less than $3.25 and so long as there has not been an event of default which has not been cured, then we can redeem the unconverted principal amount of the Debenture at 135% of the par value of the outstanding Debenture amount, plus accrued interest by sending such the redemption amount to the escrow agent. We must provide 30 days' advance written notice to Investor of our intent to redeem and must pay the redemption price within five business days of sending the notice of redemption.

Additional Obligations
----------------------

     The following are additional obligations under the terms of our convertible debt financing with the Investor:

     We must maintain a registration statement cover the shares issuable upon conversion of the Debenture and exercise of the warrants until the earlier of
(i) June 30, 2005, or (ii) all of the shares issuable upon conversion of the Debenture and exercise of the warrant have been sold or may be sold under Rule 144 promulgated under the Securities Act. This obligation has necessitated that we file this registration statement.

     Until the earlier of the conversion in full of the Debenture or November 8, 2003, neither we nor any of our subsidiaries may consolidate or merge with any other entity unless (i) either we are the surviving entity to the merger or the surviving entity expressly assumes all of our obligations under the Debenture financing agreements, and (ii) there is no outstanding, uncured event of default under the terms of the Debenture or the Convertible Debenture Purchase Agreement. If we are not the surviving entity, then shares of the surviving entity must be listed on either the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market or Nasdaq Small Cap Market.

Costs of Closing the Transaction
--------------------------------

     At the initial closing of the transaction on November 8, 2001, we paid $15,000 to Kaplan Gottbetter & Levenson, LLP, Investor's counsel who also is acting as escrow agent for the shares of our common stock to be issued upon conversion of the Debenture, for the fees and expenses, along with a $5,000 escrow agent fee.

Warrants
--------

     In connection with the debt financing, we issued to Investor warrants to purchase up to 99,172 shares of our common stock at an exercise price of $7.50 per share and having an expiration date of November 8, 2003. We also issued to Investor warrants to purchase up to 200,000 shares of our common stock at an exercise price of $.01 per share and having an expiration date of June 30, 2003. Each of these warrants is exercisable at any time and must be exercised in increment of 10,000 shares each. The 99,172 shares of our common stock issuable upon exercise of the first warrant are being held in escrow by the Kaplan, Gottbetter & Levenson, LLP, the escrow agent. There is no escrow for the shares issuable upon exercise of the warrant for 200,000 shares. The exercise price of each of these warrants is subject to a reduction adjustment in the event we issue or sell any shares of our common stock for a consideration per share less than the exercise price of such warrants in effect on the date immediately prior to the date of such issuance or sale. The exercise price also is subject to reduction if we grant or issue any options rights or warrants to purchase shares of our common stock at an exercise price less than the then effective exercise price of the warrants. If such other options, rights or warrants expire or terminate without exercise or conversion, then the exercise price of the warrants will be readjusted as if the expired or terminated options, rights or other warrants had never been issued.

Indemnification of Investor
---------------------------

     Investor is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the common stock purchase agreement, registration statement and the prospectus, except as they relate to information supplied by Investor to us for inclusion in the registration statement and prospectus.


                              SELLING STOCKHOLDERS

Overview
--------

     Common shares registered for resale by the Investor and by the other Selling Shareholders under this prospectus constitute approximately 19.94% of our issued and outstanding common shares as of December 31, 2001, on a fully diluted basis. However, the agreement provides that Investor may not acquire upon conversion of the Debenture more than 4.99% of our issued and outstanding common stock as of the date of conversion minus the amount that Investor already owns, unless Investor has previously given us at least 75 days' prior notice of intent to acquire more than 4.99%. The number of shares we are registering is based in part on our good faith estimate of the maximum number of shares we may issue to Investor under the Convertible Debenture Purchase Agreement. Accordingly, the number of shares we are registering for issuance under the Convertible Debenture Purchase Agreement may be higher than the number we actually issue pursuant to it.

Investor
--------

     Investor's principal offices are located at Hunkins Waterfront Plaza, P.O. Box 556, Main Street, Nevis, West Indies. Other than its right to acquire common shares under the convertible debenture purchase agreement, the Debenture and the warrants, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Investor and us other than as contemplated by the convertible debenture purchase agreement, the Debenture, the warrant and related documents.

Other Selling Stockholders
--------------------------

     Chai Chuan Chen and Hsueh Yueh Chang each are offering for sale shares of our common stock pursuant to this Prospectus. Investor, Mr. Chen and Mr. Chang are each sometimes referred to in this Prospectus as a "Selling Stockholder" and collectively, the "Selling Stockholders."

     The following table sets forth certain information with respect to the Selling Stockholders as of the date of this Prospectus. This information was furnished to us by each of the Selling Stockholders.

                                                                   Shares To Be
                      Shares Owned Prior    Shares To Be Sold      Owned After
Name                     to Offering         in the Offering       the Offering

GEM Global Yield
Fund Limited                38,732              5,200,000               -0-

Chai Chuan Chen            343,200                504,087               -0-

Hsueh Yueh Chang           519,800                680,617               -0-

     None of the Selling Stockholders has held any positions or offices or has had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. If, in the future, the relationship of any of these Selling Stockholders with us changes, we will amend or supplement this prospectus to update this disclosure.


                              PLAN OF DISTRIBUTION

General
-------

     Each Selling Stockholder is offering the common shares for its and his account as statutory underwriter, and not for our account. We will not receive any proceeds from the sale of common shares by any Selling Stockholder. Each Selling Stockholder may be deemed a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common shares and may be deemed to be acting as an underwriter in its or his resales of the common shares under this prospectus. Each Selling Stockholder has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in the prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations. We will pay the costs of registering the shares under this prospectus, including legal fees.

     To enable each of the Selling Stockholders to resell the common shares owned by them and covered by this prospectus, we agreed to register those shares and to maintain that registration.

     Shares of common stock offered through this prospectus may be sold from time to time by the Selling Stockholders or by their respective pledgees, donees, transferees or other successors in interest. We will supplement this prospectus to disclose the names of any pledges, donees, transferees, or other successors in interest that intend to offer common stock through this prospectus.

     Sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Each Selling Stockholder will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by each Selling Stockholder that there are no existing arrangements between it and any other stockholder, broker, dealer, underwriter or agent relating to the distribution of this prospectus. Investor is an underwriter in connection with resales of its shares.

     The common shares may be sold in one or more of the following manners:

o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

o    purchases by a broker or dealer for its account under this prospectus; or

o ordinary brokerage transactions and transactions in which the broker solicits purchases.

     In effecting sales, brokers or dealers engaged by Investor may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by Investor. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from Investor, and, if they act as agent for the purchaser of such common shares, from such purchaser.

     Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common shares.

     In addition, any common shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. However, since Investor is an underwriter, Rule 144 of the Securities Act is not available to Investor to sell its shares. We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

     Each Selling Stockholder is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 thereunder. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common shares may not simultaneously purchase such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution. In addition, in connection with the transactions in the common shares, Investor will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

     Each Selling Stockholder will pay all commissions and its own expenses, if any, associated with the sale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

Investor's Limited Grant of Registration Rights
-----------------------------------------------

     We granted to Investor registration rights to enable it to sell the common stock it acquires upon conversion of the Debenture and exercise of the warrants. We agreed to use our best efforts to keep such registration statement effective until the earlier of (i) such time as all registrable securities under the registration statement have been sold, (ii) June 30, 2005, or (iii) the securities are eligible for sale under Rule 144. In connection with any such registration, we will have no obligation:

     o to assist or cooperate with Investor in the offering or disposition of such shares;

     o to indemnify or hold harmless the holders of any such shares, other than Investor, or any underwriter designated by such holders;

     o to obtain a commitment from an underwriter relative to the sale of any such shares; or

     o    to include such shares within any underwritten offering we do.

     We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

     Without the Investor's prior consent, we may not permit any securities other than the shares issuable upon conversion of the Debenture and warrant to be included in the registration statement. Moreover, we agreed that until November 8, 2001 we would not file any registration statement that provide for the registration of shares of our common stock to be sold by other shareholders, without Investor's prior, written consent, other than registration statements relating solely to employee benefit plans or business combinations.

     We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Investor, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

     o    the name of any broker-dealers;

     o    the number of common shares involved;

     o    the price at which the common shares are to be sold;

     o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

     o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

     o    any other facts material to the transaction.

                                LEGAL PROCEEDINGS

     American Medical Laser Services, Inc. filed a lawsuit against us on September 26, 2001, alleging breach of contract for our alleged failure to provide to pay "up to $1,000,000 of working capital." We believe that this lawsuit is without merit and immaterial, and we are vigorously defending against this claim.


          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The table below sets forth the names of our executive officers and directors and certain information concerning them:

--------------------------------- ---- -----------------------------------------
Name                              Age  Position

--------------------------------- ---- -----------------------------------------
                                       Senior Vice President, Chief Operating
Timothy J. Shea                    44  Officer
--------------------------------- ---- -----------------------------------------

Rachel L. Siu, C.P.A.              53  Chief Financial Officer (part-time)
--------------------------------- ---- -----------------------------------------
                                       Vice President and Director, Research
Ming-yi Hwang, Ph.D.               45  and Development
--------------------------------- ---- -----------------------------------------
                                       Founder, Director and Director Business
J.T. Lin, Ph.D.                    53  and Technology Development
--------------------------------- ---- -----------------------------------------

Colette Cozean, Ph.D.1,2,4         43  Chairwoman, Director
--------------------------------- ---- -----------------------------------------

Joseph Allen 4                     57  Vice-Chairman, Director
--------------------------------- ---- -----------------------------------------

Lee Chow, Ph.D. 2                  50  Director
--------------------------------- ---- -----------------------------------------

Robert J. Freiberg, Ph.D. 1,3      62  Director
--------------------------------- ---- -----------------------------------------

Stuart E. Michelson, Ph.D. 2,4     49  Director
--------------------------------- ---- -----------------------------------------

Louis P. Valente, C.P.A. 1,3       70  Director
--------------------------------- ---- -----------------------------------------

J.S. Yuan, Ph.D. 3                 43  Director
--------------------------------- ---- -----------------------------------------

     1   Office of the Chief Executive
     2   Audit Committee
     3   Compensation Committee
     4   Special Committee

Currently, all directors of the Company are elected on an annual basis for a one-year term.

Executive Officers and Employee Directors

     Timothy J. Shea. Mr. Shea serves as Senior Vice President and Chief Operating Officer ("COO") since January 2000. Prior to joining us, he served as a member of the Board of Directors and President of the Medical and Research & Development Divisions for Laser Analytics, Inc. in 1999. From 1995 to 1998, he served as Corporate Director of Business Development for Schwartz Electro-Optics, Inc. ("SEO"). Prior to 1997, Mr. Shea was the Senior Director of the Solid State Laser Division at SEO and was responsible for product design and development, all FDA submissions, implementation of Good Manufacturing Practices, all division operations, sales and marketing activities, clinical support and authored the first Standard Operating Procedure manual. Mr. Shea has traveled worldwide teaching and lecturing on the use of lasers in medicine, laser physics, and conducting research; he has published 15 papers. Mr. Shea has approximately 20 years experience in medical devices, primarily in the medical laser field.

     Rachel L. Siu,C.P.A. Mrs. Siu was appointed as part-time Chief Financial Officer in May 2000. She received her B.A. in Accounting from National Taiwan University, a Master of Business Administration from University of Central Florida and has been a self-employed Certified Public Accountant since 1985.

     Ming-yi Hwang, Ph.D. Dr. Hwang, has served as the Director of Research and Development for the Company since May 1998. He obtained his Ph.D. in Electrical Engineering from the UCF in 1992. He has more than 15 years experience in laser systems (hardware and software). From 1992 to 1995, he served as Director, R&D, of LaserSight, Inc. and from 1995 to 1998, he served as Research Director for Photon Data, Inc. He was one of the key people involved in the development of the Mini-Excimer, Compak-300, LaserScan-2000 for LaserSight.

     J. T. Lin, Ph.D. Dr. Lin is the founder of the Company and served as Chairman of the Board, President and Chief Executive Officer until July, 2001. Dr. Lin currently serves as Director of Business and Technology and a director of the Company. Dr. Lin was also the founder of LaserSight, Inc., a Nasdaq listed company and served as its Chairman, President and CEO from 1991 to 1994. Dr. Lin was the R&D Director of Quantum Technology, Senior Scientist at JACOR and Litton Laser Systems before he joined the Center for Research in

Electro-optics and Lasers, University of Central Florida as an Associate Professor, from 1987 to 1991. He was the inventor of the world's first UV-solid-state laser for vision correction (1991), the world's most compact refractive excimer laser, the "Mini-Excimer" (1993) and the flying-spot scanning laser (1994). He was also the inventor and pioneer of IR-laser for the new procedure of Presbyopia Reversal (2000). Dr. Lin is a U.S. citizen and obtained a Ph.D. in Chemical Physics from the University of Rochester, N.Y. in 1981. He has more than 25 years experience in laser technologies and 12 years experience in marketing in Asia and Latin America. Dr. Lin has published more than 70 scientific papers and book chapters and has 5 U.S. patents granted and many others pending. On September 3, 1998, Dr. J.T. Lin, the former CEO and President of the Company and Chairman of the Board and currently the Director of Research and Business Technology and a director of the Company, consented to the entry of a final judgment of permanent injunction against him and agreed to disgorge approximately $58,016 representing allegedly wrongful gains from sales of unregistered stock in LaserSight, Inc., together with prejudgment interest, and to pay to the Securities and Exchange Commission a civil penalty of $100,000. The final judgment enjoins Dr. Lin from future violations of Sections 5(a), 5(c), and 17(a) of the Securities Act of 1933, and Section 10(b), 13(a), 13(b)(2)(B), 13(b)(5), 13(d), and 19(a) of the Securities Exchange Act of 1934, and Rules 10b-15, 12b-20, 13a-1, 13a-13, 13b2-1, 13b2-2, 13d-2, and 16a-3
promulgated thereunder. On November 16, 1998, Photon Data, Inc. ("PDI") consented to the entry of a Consent Decree of Condemnation and Permanent Injunction filed in the United States District Court, Middle District of Florida, Orlando Division regarding certain devices subject to the jurisdiction of the FDA. Dr. J.T. Lin was President and a director of PDI at the time the consent decree was entered. As part of the consent decree, PDI and each director and officer of PDI was permanently restrained from introducing or delivering for introduction into interstate commerce, manufacturing, selling, or distributing in the United States any device subject to the federal Food, Drug and Cosmetic Act ("FD & C Act") unless (i) there is in effect a premarket approval, (ii) a premarket notification submission has been filed and there is a finding by the FDA of substantial equivalence, or (iii) an investigational device exemption is in effect for the device. The consent decree also restrains any officer or director of PDI from manufacturing, selling or distributing in the United States any device subject to the FD & C Act that is adulterated or misbranded under the Act.

Non-Employee Directors

     Colette Cozean, Ph.D. Dr. Cozean was appointed as a Director and Chairwoman of the Board in July 2001. Dr. Cozean is currently the General Manager of EnOVision, an ophthalmic incubator company, a position she has held since 1999. She also serves as CEO of two private laser companies and as a business and regulatory consultant involved in structuring small, entrepreneurial companies with proprietary and unique technologies. She was a founder of Premier Laser Systems, Inc. and served in many capacities for that company, including Chairwoman of the Board of Directors, CEO, President, Chief Technical Officer and Director of Research from its founding (1991-1999). Premier filed for bankruptcy under Chapter 11 of the federal bankruptcy code three months following the termination of her relationship with the company in 1999. Prior to this, Dr. Cozean held various research and management positions for divisions of Pfizer, Baxter Healthcare Corporation and American Hospital Supply Company. Dr. Cozean holds numerous patents, has published many articles and book chapters, is an internationally acclaimed speaker, has received more than 100 regulatory approvals and has served as a member of the National Institutes of Health grant review committee. She has served on many boards, both private and public, including non-profit organizations, Orange County Business Register, Irvine Valley College and medical and laser related companies. She has won many awards including Orange County Entrepreneur of the Year, Westergaard Medical Publishing's Executive of the Year, Westmont College's Alumni of the Year and 1997 Popular Science Best of What's New Science and Technology for developing the first laser to cut teeth without pain. She holds a Ph.D. in biomedical engineering and an M.S. in electrical engineering from Ohio State University, a B.S. in biomedical engineering from the University of Southern California and a B.A. in physical sciences from Westmont College, as well as having taken many post-graduate courses in medical school and business school.

     Joseph Allen. Mr. Allen was appointed as a Director and Vice-Chairman in July 2001. Since 1981, he has been the Chairman and CEO of Allen & Caron Inc., a privately held investor relations agency with offices in California and New York (the company was founded as South Coast Communication Group in 1981 renamed Allen & Caron in 1996). Mr. Allen has also served on the boards of Ophthalmic Imaging Systems Inc. and Westergaard.com, neither of which was publicly traded at that time.

     Lee Chow, Ph.D. Dr. Chow was appointed as a Director in March 2000. Dr. Chow currently serves on the faculty in the Physics Department for the University of Central Florida ("UCF"), a position he has held since 1983. He obtained his Ph.D. degree in Physics from Clark University in 1981. Dr. Chow has been the Technical Member of American Physical Society, Material Research Society, and American Association for the Advancement of Science. He served as the President of Chinese-American Association of Central Florida from 1985 to 1986, and Chinese-American Scholar Association of Florida from 1997to 1998. He has received many research awards including the Teaching Incentive Award (1996), NSF Grant (1991-93), Florida High Tech Research Council Grant (1989-1991) and I-4 Florida Research Council Grant (1997-2000). He currently is serving in the Committee of Radiation and Safety, College Personal and Promotion for UCF. Dr. Chow also served as Technical Consultant for KEI, Inc., Quantum Nuclearnic, Inc. and, from 1991 to 1992, a Director of LaserSight, Inc. Dr. Chow has published more than 50 papers in professional refereed research journals.

     Robert J. Freiberg, Ph.D. Dr. Freiberg was appointed as a Director in July 2001. Dr. Freiberg has held numerous senior management positions in engineering, business development, R & D, marketing, program management, quality assurance, and manufacturing operations. Since 2000, he serves as the Vice President of Engineering of Leap Frog, Inc., a high tech educational products provider for schools and adults in the Silicon Valley. Between 1997 and 2000 he has served as a Senior Vice President of Engineering and Program Management and Vice President of Engineering of Industrial Electronic Engineer Inc. for General Scanning, Inc. Dr. Freiberg has served as the General Manager of optics and applied technologies divisions of United Technology, Business Manager of high power optics at TRW, Program Manager at Baxter Healthcare, Inc., and Director of Engineering and Manufacturing Operation at Pfizer Laser Systems, a division of Pfizer, Inc. In addition to his positions in the commercial business world, he has also participated on the board of a large non-profit organization for fifteen years. Dr. Freiberg earned his M.S. (1963) and Ph.D. in Physics (1966) from the University of Illinois and has generated to date 28 patents and authored 60 technical publications and presentations in the areas of laser surgical devices, servo-controlled optical systems, endoscopic optical diagnostics, laser resonator configurations and fiber optic delivery systems. Dr. Freiberg is a member of the American Society for Laser Medicine and Surgery, the Optical Society of America, the Institute for Electrical & Electronic Engineers, and a fellow in the International Society of Optical Engineering. He is also listed in Who's Who in Science and Engineering and Who's Who of Business Leaders.

     Stuart E. Michelson, Ph.D. Dr. Michelson was appointed as a Director in July 2001. Dr. Michelson currently is a Professor at Stetson University (2001 to the present). He was on the faculty of University of Central Florida ("UCF") from 1997-2001, and was on the faculty of Eastern Illinois University from 1994 to 1997. He obtained his Ph.D. in Finance from the University of Kansas in 1991 and an M.B.A. from the University of Missouri in 1978. He was the Vice President Membership, Academy of Financial Services from 1999 to 2001. He has been a member of the Editorial Board of Journal of Current Research in Global Business, Journal of Business and Economic Perspectives, and Journal of Business Education and the Reviewer for Financial Practice and Education, Financial Services Review, The Quarterly Review of Economics and Finance, Managerial and Decision Economics, Journal of Financial Counseling & Planning, and Journal of Financial Education and Reviewer for International Board of Standards and Practices for Certified Financial Planners. He was also on the Charleston Recreation Foundation Board Committee from 1996 to 1997, Charleston School Board Technology Steering Committee from 1995 to 1997, and Chair of the Technology Advisory Committee at UCF from 1997 to the present. He has served as a Consulting Engineer for Burns & McDonnell and Design Engineer for Bendix Corporation (Allied Signal). Dr. Michelson had published over 20 Journal papers.

     Louis P. (Dan) Valente. Mr. Valente was appointed as a Director in July 2001. Mr. Valente has been the Chief Executive Officer and Chairman of Palamar Medical Technologies, Inc. (Nasdaq: PMTI) since 1997. Currently, Mr. Valente serves as a director of MKS Instruments, Inc., a publicly held company, and several private companies. From 1968 to 1995, Mr. Valente held numerous positions at Perkin Elmer, Inc. (formerly EG&G, Inc.), a diversified technology company which provides optoelectronic, mechanical and electromechanical components and instruments to manufacturers and end-user customers in varied markets that include aerospace, automotive, transportation, chemical, petrochemical, environmental, industrial, medical, photography, security and other global arenas. In 1968, he began his career at EG&G, Inc. as an Assistant Controller and held executive positions, including Corporate Treasurer, before becoming Senior Vice President of EG&G, Inc., presiding over and negotiating acquisitions, mergers and investments. Mr. Valente is a Certified Public Accountant and a graduate of Bentley College.

     J. S. Yuan, Ph.D. Dr. Yuan was appointed as a Director in October 1999. Dr. Yuan has been on the faculty of the University of Central Florida since 1992. He obtained his Ph.D. in Electrical Engineering from the University of Florida in 1988. He has been consulting with many high-tech companies including National Semiconductor Corp., Healthydyne Tech, Grasby Infrared, Harris Semiconductors and NEC. Dr. Yuan was awarded as Graduate Teaching and Distinguished Researcher by UCF and listed in Who's Who in American Education, Who's Who in Science and Engineering. Dr. Yuan has published more than 100 papers in semiconductor device and modeling, digital and analog IC design.

     There are no family relationships among our directors or officers. Except as discussed above, none of the officers or directors has filed for bankruptcy, been convicted of crimes, or, other than Dr. Lin, subject to any court order restricting his involvement in business.

Executive Compensation

     The following table sets forth a summary of cash and non-cash compensation awarded or paid to, or earned by, our former Chief Executive Officer with respect to services rendered in such capacity during 2000 and 2001. No other officers earned in excess of $100,000 during 2000 or 2001.

Name and Principal Position         Year       Salary        Bonus       Other

J.T. Lin, former President and      1999       $210,000      None        None
Chief Executive Officer

J.T. Lin, former President and      2000       $120,000      None        None
Chief Executive Officer

J.T. Lin, former President and      2001       $150,000      None        None(1)
Chief Executive Officer

     (1) Dr. Lin is entitled to certain royalty payments under his employment agreement, based upon certain revenues of the Company. No royalties were earned or paid in 2001. Dr. Lin received no stock options in 2001 or 2000.

Director Compensation

     We reimburse our directors for their reasonable expenses associated with attending meetings of the Board of Directors and a fixed cash compensation of $1,000 or $500 for each meeting or committee meeting attended by the director in person or telephonically, respectively. In addition, the Company has adopted a stock option plan that provides for the grants of incentive stock options under the Internal Revenue Code as well options that don't qualify as incentive options. At such time as the stock option plan becomes effective, and thereafter at each annual meeting of the Board, the Company intends that each director will be granted a stock option under the plan to purchase 50,000 shares of common stock, with 20,000 option shares vesting immediately upon grant, and the remaining 30,000 option shares vesting in increments of 10,000 shares each on the first, second and third anniversaries of the date of grant. The option exercise price will be equal to the fair market price at the time options are granted. All options will be approved by the Board or a Stock Option Committee appointed by the Board. In July 2000, each of the Directors was granted an option for 4,000 shares at an exercise price of $5.75 per share. In April 2001, each director was granted an option for 6,000 shares at and exercise price of $1.50 per share. In addition, Dr. Cozean is compensated for her services as a regulatory consultant to us at a monthly rate of $10,000 plus 3,500 options at fair market value.

Employment Agreements and Bonus Compensation

     Effective May 31, 2001, we entered into an agreement with Dr. Lin, for his services as the President and Chief Executive Officer at an initial annual base salary of $150,000, subject to certain annual increases. The employment agreement is for a five-year term, subject to renewal based on the mutual agreement of the parties. If Dr. Lin resigns or if we terminate Dr. Lin's employment for any reason, then we are obligated to hire Dr. Lin under a consulting agreement for the remainder of the five-year term. On July 23, 2001, Dr. Lin resigned as President and Chief Executive Officer and accepted a position as Director of Business and Technology. Dr. Lin has agreed to modify the terms of his employment agreement. Until the terms of his employment agreement are renegotiated, the compensation and other terms of the May 31, 2001 employment agreement not relating to his former position as President and Chief Executive Officer remain in effect.

     In January 2000, the Company also entered into an employment agreement with the Mr. Timothy Shea, Senior Vice President and Chief Operation Officer, pursuant to which he is to receive bonuses of up to 3% of the pre-tax net profit generated from the EX-308 system for the 2000 and 2001 calendar years.

     Currently, each of the Company's officers has executed a two to five year employment agreement, and each of the Company's key employees has agreed to a five-year non-competing agreement. The Company's officers also agreed to "lock-up" agreements for their restricted Common Stock.

                    SECURITY OWERNSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth certain information known to the company with respect to beneficial ownership of our common stock as of December 31, 2001. The table lists: (i) each stockholder known by us to be the beneficial owner of more than five percent (5%) of our common stock, (ii) each director,
(iii) each executive officer, and (iv) all of our directors and executive officer(s) as a group. Except as noted, each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned by such person.

----------------------------------------- ------------ ----------------------
                                                        Percentage of Shares
                                           Number of         Outstanding
Name and Address of Beneficial Owner         Shares    ---------- -----------
                                                         Before      After
                                                        Offering    Offering
----------------------------------------- ------------ ----------  ----------

GEM Global Yield Fund, Ltd. (1)                38,732     9.93%        -0-
Hunkins Waterfront Plaza
P.O. Box 556, Main Street
Nevis, West Indies
----------------------------------------- ------------ ---------- -----------

Voting Trust Committee of SurgiLight (2)   10,570,000     48.83%      38.17%
12001 Science Drive, Suite 140
Orlando, Florida 32826
----------------------------------------- ------------ ---------- -----------

Joseph Allen                                      -0-       -0-        -0-
10991 Coventry Place
Santa Ana, California 92705
----------------------------------------- ------------ ---------- -----------

Colette Cozean, Ph.D.(3)                       83,500        *          *
2158 Midcrest Drive
Lake Forest, California 92630
----------------------------------------- ------------ ---------- -----------

Lee Chow                                       10,000        *          *
8603 Butternut Blvd.
Orlando, Florida 32817
----------------------------------------- ------------ ---------- -----------

Robert J. Freiberg, Ph.D.                         -0-       -0-        -0-
325 Fox Ridge Drive
Thousand Oaks, California 91361
----------------------------------------- ------------ ---------- -----------

----------------------------------------- ------------ ----------------------
                                                        Percentage of Shares
                                           Number of         Outstanding
Name and Address of Beneficial Owner         Shares    ---------- -----------
                                                         Before      After
                                                        Offering    Offering
----------------------------------------- ------------ ----------  ----------

Ming-yi Hwang                                  16,000        *          *
 5366 Goldenwood Dr.
Orlando, Florida 32817
----------------------------------------- ------------ ---------- -----------

J.T. Lin                                    5,064,000      24.8%      18.28%
4532 Old Carriage Trail (4)
Oviedo, Florida 32765
----------------------------------------- ------------ ---------- -----------

Stuart E. Michelson, Ph.D.                      5,000        *          *
5680 S. Lake Burkett Lane
Winter Park, Florida 32792
----------------------------------------- ------------ ---------- -----------

Timothy J. Shea (5)                            49,000        *          *
189 Winding Oaks Lane
Oviedo, Florida 32765
----------------------------------------- ------------ ---------- -----------

Rachel Siu                                     10,000        *          *
5100 Old Howell Branch Road
Winter Park, Florida 32792
----------------------------------------- ------------ ---------- -----------

Louis P. (Dan) Valente                            -0-       -0-        -0-
44 Concord Road
Weston, Massachusetts 02493
----------------------------------------- ------------ ---------- -----------

J.S. Yuan, Ph.D.                               26,000        *          *
8227 Riviera Shore Ct.
Orlando, Florida 32817
----------------------------------------- ------------ ---------- -----------

All Officers and Directors as a group      15,833,500     72.21%      57.175
(13 persons)
----------------------------------------- ------------ ---------- -----------
* Less than 1%

(1) Includes shares of common stock underlying the warrants for 200,000 and 99,172 shares, respectively, issued in connection with the GEM debenture financing As of December 31, 2001, GEM has converted approximate 2,147,868 shares of the escrow commons stock at an averaged price of $1.29 per share. The exercise price of warrants is $7.50, and $0.1 per share, respectively.

(2) Includes: (a) 1,064,000 shares owned by Dr. J.T. Lin, Director of Business and Technology Development (b) 4,000,000 shares owned by Lin Family Partners, Ltd., and (c) 5,506,000 shares owned by other members of Dr.

     Lin's family. A voting trust committee ("Trustee") comprised of all of the then current outside directors of the Company other than those who are paid consultants of the Company, has the sole power and discretion to act as, and to exercise the voting rights and powers of the Company's common stock held by shares subject to the trust agreement. The majority vote of such committee determines the vote of the shares subject to the trust. The terms of the voting agreement require to Trustee to vote the shares to elect Dr. Lin as a director and an officer of the Company during the term of the agreement. The number of shares subject to the trust is adjusted from time to time so that Dr. Lin and his affiliates have voting control of 19% of the then total outstanding shares of common stock of the Company. The Trustee has no power to sell or otherwise dispose of any of the shares subject to the trust except upon notice of sale by a beneficiary, and its authority is limited to the power to vote the shares subject to the trust. The term of the agreement is three years.


(3) Includes options to purchase 24,000 shares at exercise prices between $1.227 and $2.262 per share with expiration dates from February 28, 2004 through September 30, 2004. SurgiLight has executed a consulting agreement with Dr. Cozean that provides for an option to purchase 3,500 common shares each month with a 10% discount.

(4) Includes (a) 1,064,000 shares owned by Dr. J.T. Lin, Director of Research and Business Technology and a director of the Company, and (b) 4,000,000 shares owned by Lin Family Partners, Ltd. All of such shares are subject to a Voting Trust Agreement dated June 6, 2001 between Dr. Lin and affiliated shareholders and a Voting Trust Committee of SurgiLight, with respect to the voting of the shares. Dr. Lin retains the sole investment or dispositive authority with respect to 1,064,000 of the shares, and shares dispositive authority with respect to 4,000,000 shares beneficially owned by Lin Family Partners, Ltd.

(5) Includes 26,000 shares of restricted common stock and 4,000 shares of stock options exercisable in three years.

Based on a fully diluted total of 23,886,313 shares outstanding.


                            DESCRIPTION OF SECURITIES

     The Company's authorized capital consists of 30,000,000 shares of common stock, par value $0.0001 per share, of which approximately 27,690,880 shares were issued and outstanding as of the date of this prospectus, and 5,000,000 shares of preferred stock, of which 3,000,000 shares have been designated as Series A Convertible Preferred Stock. As of the date of this Prospectus, 62,000 shares of Series A Convertible Preferred Stock are issued and outstanding.

Common Stock.
------------

     Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders of the company. In the event of a dissolution of the company, the holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of outstanding preferred stock, if any. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion privileges. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors of the company, and holders of the remaining shares, by themselves, cannot elect any directors. Holders of common stock are entitled to receive dividends if, as, and when declared by the board of directors out of funds legally available for such purpose.

     The common stock is listed on the OTCBB under the symbol "SRGL."

Preferred Stock
---------------

     The board of directors has authority, without further action by the stockholders, to issuer up to 5,000,000 shares of preferred stock, par value $.0001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying, deferring or preventing a change in control of the company. Except for 62,000 shares of series A stock issued in 2001, no shares of preferred stock have been issued, and we have no present plans to issue any additional shares of preferred stock.

     The Series A Stock. We have designated 3,000,000 shares of our preferred stock as Series A Convertible Preferred Stock ("series A stock"). The series A stock has no voting rights. Each share of series A stock is convertible, at the option of the holder, at any time after July 1, 2002 and continuing through November 30, 2003 into shares of common stock. All shares of series A stock that have not been converted into common stock as of November 30, 2003 will be automatically converted into common stock. The holders of series A stock are entitled to receive dividends, out of assets at the time legally available therefore only when and as declared by the board of directors. Upon liquidation, dissolution, or winding-up of the company, the holders of the shares of series A stock will be entitled to be paid, in priority to the holders of common stock of any class, $1.50 per share, subject to adjustment under certain circumstances, plus all accrued and unpaid dividends. After payment to the holders of the series A stock, the remaining assets of the company are required to be distributed ratably among the holders of the common stock. The series A stock has limited piggyback registration rights.

Transfer Agent and Registrar
----------------------------

     Signature Stock Transfer, Inc of 14675 Midway Road, Dallas Texas is our transfer agent and registrar for our common stock. Its phone number is
(972)-788-4193.

Sales Eligible for Future Sale
------------------------------

     Approximately 20,385,800 of the 27,690,880 shares of our common stock currently issued and outstanding have not been registered under the Securities Act of 1933, as amended ("Securities Act") and will be eligible for future sale under Rule 144 promulgated under the Securities Act. Future sales of common stock under Rule 1414 may have a depressive effect on the market price of our common stock if a public market develops for such stock and could impair our ability to raise capital through the sale of our equity securities.

     All executive officers and directors and stockholders beneficially owning more than 5% of our common stock prior to the offering are subject to "lock up" agreements providing that they will not, directly or indirectly, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any of our common stock or any securities convertible into or exercisable or exchangeable for such common stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any such securities.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period commencing 90 days after the effective date, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

         Our consolidated financial statements for the fiscal year ended December 31, 2000 appearing in the Registration Statement have been audited by Rachel Siu, CPA (for the year of 1998) and Parks, Tschopp, Whitcomb & Orr (for year of 1999 and 2000), independent certified public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. However, neither Ms. Siu nor Parks, Tschopp, Whitcomb & Orr, P.A. will receive contingent compensation or an interest in the company.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

     We believe that the provisions of our articles of incorporation and bylaws and the separate indemnification agreements outlined below are necessary to attract and retain qualified persons as directors and officers. Our articles of incorporation limit the liability of directors to the maximum extent permitted by Delaware law. This provision is intended to allow our directors the benefit of the Delaware General Corporation Law which provides that directors of Delaware corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under certain circumstances, including breach of their duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemption or any transaction from which the director derived an improper personal benefit. Our bylaws provide that we shall indemnify our officers and directors to the fullest extent provided by Delaware law. We have entered into such agreements with each of our directors and executive officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             DESCRIPTION OF BUSINESS

Historical Background
---------------------

     We were originally incorporated on July 31, 1996, under the name MAS Acquisition III Corp. On April 8, 1999, we merged with SurgiLight, Inc., a Delaware corporation ("SurgiLight Delaware"). We were the surviving corporation in the merger and, in connection with the merger, changed our name to SurgiLight, Inc. The merger was effected as a reverse merger whereby each share of common stock of SurgiLight Delaware that was outstanding as of the merger was converted into a share of common stock of the new SurgiLight, Inc. (f/k/a MAS Acquisition III Corp.). We issued a total of approximately 1.1 million shares (pre-split) to the existing shareholders of MAS Acquisition III under the merger.

     In October 2000, we acquired the inventory and technology of the ophthalmic laser division of Premier Laser Systems ("Premier") for the purchase price of $3,745,000. The main component of this inventory and technology (including 14 granted patents and 13 pending patents) is an infrared laser, which is now the product supporting the core business of SurgiLight's lasers in presbyopia medical trials. On December 26, 2001, SurgiLight became the successor to Premier under a bankruptcy court decision. SurgiLight acquired several additional technologies and approximately $3 million in additional inventory for $1.7 million, consisting of $350,000 in cash and $1,350,000 in registered stock payable between December 26, 2001 and May 1, 2002.

     In March 1999, we acquired all of the outstanding shares of Advanced Medical Laser Service, Inc. (formerly known as Advanced Marketing Technology, Inc.) ("AMLSI") a Florida corporation, by issuing shares of our common stock, which were to be delivered based on selected performance criteria. Mr. Paul Miano, the president of AMLSI, was appointed as Vice President of Cosmetic Laser Centers and a Board Member of the Company. In April 1999, only 20% of these shares were delivered to the shareholders of AMLSI and the Company escrowed the remaining 80% until AMLSI met certain performance criteria. In January 2000, AMLSI was spun off from the Company and Paul Miano and his group bought back 55% of AMLSI in exchange for 26,000 shares of our common stock (post-split). We then canceled these shares. Subsequently, we reacquired the remaining 55% interest in AMLSI.

     In March 1999, we acquired EMX, Inc. ("EMX"), a Florida corporation, by issuing shares of our common stock. In January 2000, the former owner of EMX bought back 85% of EMX stock. By the terms of the spin-off, EMX is required to pay us 15% of its gross profit until a total payment of $300,000 is completed. EMX's main product is infrared night vision systems.

     In November 2001, we approved a reincorporation from Delaware corporation into a Florida corporation. The merger has not been completed at this time.

     Our corporate address is: SurgiLight, Inc. 12001 Science Drive, Suite 140, Orlando, Florida 32826. Our phone number is (407) 482-4555, and our facsimile number is (407) 482-0505. Our e-mail address is: surgilight@aol.com, and our Web site is located at www.surgilight.com.

Our Business
------------

     We currently have three divisions: Laser Technology, International Laser Eye Centers ("LEC"), and U.S. Laser Centers, including the Cosmetic Mobile Laser Centers and the Plantation Center.

     Our target market is refractive surgery, particularly reversal of presbyopia, one of the last "frontiers of ophthalmology." Presbyopia is a natural aging phenomenom where an aging person loses the ability to focus properly in the near vision field for reading. The Wall Street Journal reported in March 2001, that 90 million Americans over the age of 40 suffer from presbyopia. July, 2001 Ophthalmology Management estimates that the market for presbyopia may be 2-3 times larger than that for LASIK. Similar to the economics of LASIK, we envision that the treatment of presbyopia will be subject to a royalty or per procedure fee policy, which should allow us to earn long-term recurring income. We will also sell our lasers and associated fiber optic disposable surgical tools.

     We believe our new method of laser presbyopia reversal ("LAPR") using a laser for surgical correction is less complicated, more stable, and may provide less regression than the mechanical, non-laser methods. In late 2000, we acquired the ophthalmic laser product line from Premier Laser Systems, Inc., out of bankruptcy. This acquisition included an Er:YAG laser already FDA-cleared for certain ophthalmic procedures and "CE" marked for international sales. We renamed this product "OptiVision" and began formal animal and clinical studies for the treatment of presbyopia immediately. We have presented numerous clinical papers in the last couple of years. The most recent papers were presented at the International Symposium for Refractive Surgery in Orlando, Florida, in July 2001. The papers presented results from the OptiVision laser system on 61 eyes on 35 patients with a mean age of 53.2 years. The mean follow up was 7.6 months. The results showed all patients had improved reading vision, with 87% of the patients reading J1 (the best performance) without the need of glasses.

     As part of the Premier acquisition, we acquired 14 patents and an additional 13 pending patents. We also have 2 allowed patents and 4 patents pending in the U.S. for presbyopia reversal. We have also submitted 2 Patent Corporation Treaties for international patents.

     In addition to the IR lasers for vision correction, in August 2000, we obtained 510k clearance from the FDA to market our EX-308 laser for the treatment of psoriasis. In January 2001, we signed a manufacturing agreement with A & A Medical, Inc. based in Alpharetta, Georgia, to manufacture the EX-308 for worldwide distribution. We also filed a 510k application for the treatment of vitiligo using the EX-308.

     Our strategy is to earn recurring revenues from our laser centers while developing these presbyopia applications and conducting clinical trials. The international LECs are under a royalty fee agreement under which we continue to maintain the laser system and the international LEC pays to us a royalty fee for each treated eye for three to five years. Our U.S. centers - SurgiLight Laser Center, Plantation, Florida and the Cosmetic Mobile Laser Centers are both subsidiaries with positive cash flow.

     We develop and acquire technologies and laser centers associated with lasers for applications in ophthalmology and dermatology. We pioneered the first topography-assisted scanning laser, the first infrared laser for vision correction, and the first laser device for the treatment of presbyopia. We believe that our products represent substantial improvement in safety, precision, efficacy, time and cost effectiveness over currently available laser and non-laser devices.

Laser Centers
-------------

     In the past, our revenue have been primarily generated from our laser centers, including our Plantation, Florida center for ophthalmic refractive procedures, our 4 mobile cosmetic laser centers operating in Florida, and our International Laser Eye Centers located in Asian countries.

     Our competitors include individual ophthalmic refractive centers and public companies like TLC Laser Centers Inc., Laser Vision Centers, LCA Vision, Lasik, Inc. and ICON, Inc. We have the advantage over most of our international competitors of having lower start-up costs, because we supply the laser equipment. This advantage is also our disadvantage, because our laser is not yet FDA-approved for use in the U.S. and does not have the reputation that Visx, Summit or Nidek systems have earned in LASIK procedures.

Dermatology
-----------

     In August 2000, we obtained 510k clearance from the FDA to market our EX-308 laser for the treatment of psoriasis. In January 2001, the Company signed a manufacturing agreement with A & A Medical, Inc. (Alpharetta GA) to manufacture the EX-308 for worldwide distribution. We also filed a 510k application for the treatment of vitiligo using the EX-308. The Model EX-308 offers the following advantages over the conventional UVB light: (i) it is fiber-coupled for friendly use in any portion of the treated areas; (ii) requires lower total dose and number of treatment (6 times less) than the UVB light; (iii) it is safer than UVB light, since only localized area is treated to eliminate the risk of cancer on normal skin; (iv) allows controllable accurate dose to be applied to the target, unlike the UVB light which may degrade in dose without control; and (v) it is cost effective in terms of time spent by the surgeon and patient.

Technology, Patents and Licensing Rights
----------------------------------------

     We intend to protect our proprietary technology, licensing rights, trademark and patents pending covering various phases of the products in ophthalmology, and dermatology applications. We have a policy of not knowingly infringing any valid patent. However, because patent applications are maintained in secrecy in the United States until such patents are issued, and are maintained in secrecy for a period of time outside the United States, we can conduct only limited searches to determine whether our technology infringes any patent or patent applications. Any claims for patent infringement could be time-consuming, result in costly litigation, divert technical and management personnel, or require us to develop non-infringing technology or to enter into royalty or licensing agreements. We can't be assured that we will not be subject to one or more claims for patent infringement, that we would prevail in any such action or that our patents will afford protection against competitors with similar technology. In the event our systems are judged to infringe a patent in a particular market, we and our customers could be enjoined from making, selling and using such system or be required to obtain a royalty-bearing license, if available, on acceptable terms.

     The resolution of intellectual property disputes is often fact intensive and, therefore, inherently uncertain. If any claims or actions are asserted against us, we may seek to obtain a license under a third party intellectual property rights. We can't be assured, however, that under such circumstances, a license would be available on reasonable terms, or at all. Alternatively, in the event a license is not offered or available, we might be required to redesign those aspects of our systems held to infringe so as to avoid infringement. The failure to obtain a license to a third party intellectual property right on commercially reasonable terms could have a material adverse effect on our business and results of operations.

Sales and Marketing
-------------------

     We are able to sell only a limited number of OptiVision lasers to support our International clinical trials and potentially our U.S. clinical trials. We support our sales and marketing efforts by actively participating in medical trade shows and conferences. We also seek to increase the market visibility of our products by presenting technical papers at conferences, and publishing in technical and trade journals. We distribute new product announcements and literature through trade journal coverage and direct mailings to ophthalmologists..

     We are establishing an international marketing network and intend to continue emphasizing our international marketing activities since our key clinical application is waiting for FDA approval before domestic sales can be initiated. We have granted exclusive licenses to licensees of our laser for presbyopia reversal technology, including specifically our OptiVision laser, granting the licensees the right to use, market and sell the licensed technology in several Asian and North American countries. These agreements generally provide for a license fee of $100,000 to $300,000 dollars, a three-year commitment to purchase a quantity of lasers at a fixed distributor price, as well as per procedure royalties. The distributor is tasked with receiving regulatory approval in its region. Until such approval is obtained, limited numbers of lasers may be sold in each country for clinical trials.

Research and Product Development
--------------------------------

     While we are currently focusing our efforts on clinical trials for presbyopia, we continue to expend some limited efforts on other research and development products including:

     o    OptiVision for cataract and glaucoma; and

     o    EX-308 for skin treatment (psoriasis and vitiligo).

     We will continue development efforts for product improvement in system design, software and hardware aspects of new and existing systems as well as in the clinical aspects for the uses of these products. We spent approximately $125,000 on research and development through September 2001, $206,300 in 2000 and $587,000 in 1999.

Competition
-----------

     There is no established competition in the market for presbyopia correction or reversal. Optometrists and ophthalmologists can prescribe accommodative exercises and glasses for their patients. Surgical techniques can be divided into two categories: implantation of accommodative lenses, which are undergoing clinical trials, and anterior scleral incisions with or without the implantation of a scleral "spacer." Scleral incisions performed with a diamond knife for the treatment of presbyopia were initially suggested by Dr. Spencer Thornton, who coordinates a multi-center clinical trial using his technique. Presby Corp has an implant technique, which is just finishing Phase I clinical trials according to public reports. In addition, Sunrise Technology international treats one eye for hyperopia using a Holmium laser. This monovision treatment is another approach to resolve accommodation problems. It is rumored that other larger ophthalmic companies currently in the refractive arena are investigating potential technologies and surgical procedures for introduction into this large refractive market.

     Medical laser centers,, including the vision correction and the dermatology segments, are subject to intense, increasing competition, which could reduce our short-term cash flow. Our EX-308 laser system for treating psoriasis has received FDA 510K clearance for marketing in the U.S. and there is one other company, Photomedex, which has also obtained 510K clearance.

Government Regulation
---------------------

     Our products are subject to significant government regulation in the United States and other countries. In order to test clinically and produce and market our products for human diagnostic and therapeutic use, we must comply with mandatory procedures and safety standards established by the FDA and comparable state and foreign regulatory agencies.

     Typically, such standards require products to be approved by the government agency as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive and time consuming, and we can not provide any assurance that any agency will grant us clearance to sell our products for routine clinical applications or that the time for the clearance process will not be prolonged.

     There are two principal methods by which FDA-regulated products may be marketed in the United States. One method is a FDA pre-market notification filing under Section 510(k) of the Food, Drug and Cosmetics Act. Applicants under the 510(k) procedure must demonstrate that the device for which clearance is sought is substantially equivalent to devices on the market prior to May 1976. The review period for a 510(k) application is 90 days from the date of filing the application. Applications filed pursuant to 510(k) are often subject to questions and requests for clarification that often extend the review period beyond 90 days. Marketing of the product must be deferred until written clearance is received from the FDA. In some instances, an Investigational Device Exemption ("IDE") is required for clinical trials for a 510(k) notification.

     The alternate method, when Section 510(k) is not available, is to obtain a Pre-Market Approval ("PMA") from the FDA. Under the PMA procedure, the applicant must obtain an IDE before beginning the substantial clinical testing required to determine the safety, efficacy and potential hazards of the products. The preparation of a PMA is significantly more complex and time consuming than the 510(k) application. The review period under a PMA is 180 days from the date of filing. The FDA often responds with requests for additional information or clinical reports that can extend the review period substantially beyond 180 days.

     The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting requirements. The FDA also may require post-market testing and surveillance programs to monitor a product's effects. All of our products will require filing of an IDE and a 510(k) application or PMA. We can not provide any assurance that the appropriate approvals from the FDA will be granted for our products, the process to obtain such approvals will not be excessively expensive or lengthy or we will have sufficient funds to pursue such approvals. The failure to receive requisite approvals for our products or processes, when and if developed, or significant delays in obtaining such approvals, will prevent us from commercializing our products as anticipated and will have a material, adverse effect on our business.

     We also are subject to regulation under the Radiation Control for Health and Safety Act administered by the FDA which requires laser manufacturers: (i) to file new product and annual reports; (ii) to maintain quality control, product testing and sales records; (iii) to incorporate certain design and operating features in lasers sold to end-users; and (iv) to certify and label each laser sold to an end-user as belonging to one of four classes based on the level of radiation from the laser that is accessible to users. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product. The Center for Devices and Radiological Health is empowered to seek fines and other remedies for violations of the regulatory requirements.

     Foreign sales of the Company's medical laser systems are subject, in each case, to clearance by the FDA for export to the recipient country or notification to the FDA based on approval of certain foreign ministry of health offices. Regulatory requirements vary by country. Our OptiVision meets all electrical requirements for worldwide distribution. However, our EX-308 dermatology laser has never been tested for electrical safety.

The regulation approval schedules for our products are summarized as follows:

Application               Product        Regulatory Status      Manufacturer

Psoriasis                 EX 308         510k cleared           A & A Medical(1)

Vitiligo                  Ex-308         510k pending           A & A Medical

Incision/excision         OptiVision     510k cleared           Premier
around eye

Anterior capsulotomy      OptiVision     510k cleared           Premier

Cataract lens             OptiVision     510k pending           Premier(2)
emulsification

Glaucoma                  OptiVision     In clinical trials     Premier(2)

Presbyopia                OptiVision     In clinical trials     Premier(2)

(1)  Under agreement with the Company signed in January 2001.

(2) Per an acquisition from Premier Laser Systems (see description in "Description of Business").

     Our objectives are focused toward domination of the presbyopia reversal market. We plan to pursue rapid FDA clearance for our presbyopia product by conducting well controlled and documented clinical trials worldwide. We hope to receive the first FDA clearance for this procedure. In the interim, we plan to develop our international distribution force and sell the presbyopia system internationally in those large countries where it our lasers have already obtained regulatory clearance. A&A Medical will manufacture and distribute the psoriasis product, potentially adding to our profitability. We will continue to evaluate acquisitions in the refractive niche, which can speed the growth of our revenues and profits. As our presbyopia business becomes self-supporting, we intend to sell our profitable laser center businesses and focus on the medical device segment of the market.

Costs and Effects of Compliance with Environmental Laws
-------------------------------------------------------

     We comply with all applicable federal, state, and local environmental laws and regulations, none of which we believe have a material effect on our operations and business.

Reports to Security Holders
---------------------------

     We file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). In addition, we file additional reports for matters such as material developments or changes within the Company, changes in beneficial ownership of officers and director, or significant shareholders. These filings are a matter of public record and any person may read and copy any materials filed with the SEC at the SEC's public reference room at 560 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and other information statements, and other information regarding issuers that file electronically with the SEC which internet site can be found at http://www.sec.gov. Our internet web site can be found at www.surgilight.com.

Employees
---------

     We have thirteen (13) full-time employees, all of which are located in Florida. We also hire, from time-to-time, part-time employees for system assembly tasks, delivery and consultants on a contract basis for regulatory clinical trials, and system maintenance. None of our employees is represented by a labor union. We believe we have a good working relationship with our employees.

Description Of Property
-----------------------

Manufacturing:

     Using proprietary technology, we design or acquire the laser system, electronic boards and system control assemblies, and software used in our products. We are not dependent on any major suppliers except that GAM is currently the Company's sole source for the laser head for the EX-308. We have found Lambda Physics (Germany) as a second source for the laser heads needed in EX-308 in case GAM can not meet our market demands. For the OptiVision, we currently have 150 finished units and an additional 200 sets of components in inventory, which should satisfy our next 24- 36 months of expected market demand.

     For manufacturing of our excimer lasers, we have an assembly facility in Magarita, Venezuela, a trade-free zone. In this facility, our laser systems are integrated, tested, and packed for delivery to customers. We believe that the Margarita facility is beneficial to our end user by reducing customs duties for our international market. Neither the facility nor the components are insured. The value of the components is below $50,000.

     In December 2000, we signed a Letter of Intent with A & A Medical, whereby A & A Medical will manufacture the EX-308 excimer laser used in the phototherapy treatment of psoriasis. A & A Medical is a vertically integrated medical device manufacturer that is an ISO and GMP compliant medical device manufacturer of private label disposable and capital equipment.

Facilities
----------

     We lease our headquarters space of approximately 4,200 square feet, at 12001 Science Drive, Suite 140, Orlando, FL 32826. It is a five-year lease starting January 2000, with a monthly rental fee of approximately $6,000. We also have leased approximately 800 square feet of public storage, air-conditioned space for OptiVision inventory with a monthly rental fee of approximately $800.

     We currently operate one Laser Vision Correction Center and four Mobile Cosmetic Laser Centers in Florida. The Plantation Laser Eye Center has leased space of approximately 5,200 square feet at 7900 Peters Road, Suite B-101, Plantation, Florida, and has a three-year term expiring on December 31, 2003. The total monthly rental fee for the Plantation office is about $5000. We have facility insurance of approximately $540,000 for the excimer laser and other equipment at the Plantation Center. For the mobile cosmetic lasers, we lease vans that deliver the lasers to the clinic locations. We believe that all of this equipment and facilities are adequately insured. We currently pay approximately 25% of the Asian International Laser Centers' gross income to the distributors for their maintenance and management services for the Centers. There is no insurance for systems in the Laser Centers outside the US.

Backlog
-------

     As of September 30, 2001, we had no significant backlog of orders.


             PLAN OF OPERATION/MANAGEMENT'S DISCUSSION AND ANALYSIS

     In our Management's Discussion and Analysis of the Financial Condition and Results of Operations we reviewed our past performance and, where appropriate, stated our expectations about the future activities in forward -looking statements. Our future results may differ from our expectations.

Revenues - Our consolidated net revenues for the three months ended September 30, 2001 ("2001 Quarter") decreased by 36% to $801,341 from $1,251,000 for the three months ended September 30, 2000 ("2000 Quarter") and decreased 35% to $1,964,341 for the 9-month period ended September 30, 2001 ("2001 Period") from $3,021,000 for the 9-month period ended September 30, 2000 ("2000 Period"). The decrease in revenue is primarily related to lagging international and domestic surgical center sales as well as sales of our laser products, which were delayed pending our receipt of an Investigational Device Exemption from the Food and Drug Administration to begin clinical trials in the United States.

Cost of Revenues- Decreased 24 % to $322,583 for the 2001 Quarter as compared to $426,000 for the 2000 Quarter and decreased 53 % to $562,583 for the 2001 period from $1,198,000 during the 2000 period. These decreases generally reflect the lower sales levels we experienced during these periods.

Advertising and selling- expenses decreased to $24,728 for the 2001 quarter as compared to $25,278 for the 2000 quarter and increased to $77, 807 for the 2001 period from $58,386 during the 2000 period. It is anticipated that these expenses will continue to increase as the Company attends additional tradeshows, revises it literature to reflect results from the increased clinical activity, and begins to sell additional units for use in clinical trails.

Professional Fees- expense increased to $266, 318 for the 2001 quarter as compared to $98,500 for the 2000 quarter and increased to $617, 726 for the 2001 period from $268,637 during the 2000 period. These increases are attributable to increased litigation expense primarily associated with the Presby Corp. lawsuit. This case was settled in December 2001.

Salaries & Benefits- expense increased to $296,994 for the 2001 quarter as compared to $170,386 for the 2000 quarter and increased to $716,817 for the 2001 period from $620,478 during the 2000 period. These increases are attributable to contract labor associated with the increased clinical trial sales and implementation activity.

Depreciation and Amortization- expense increased to $873,697 for the 2001 quarter as compared to $45,666 for the 2000 quarter and increased to $1,155,273 for the 2001 period from $137,000 during the 2000 period. The increase in depreciation was approximately $689,000 which reflects a revaluation of the useful life for our International Laser Equipment from 7 years to 3 years.

Administrative and Other - expenses increased to $482,157 for the 2001 quarter as compared to $252,170 for the 2000 quarter and increased to $721,270 for the 2001 period from $483,499 during the 2000 period. These expenses increased due to the increase in contract labor required to assist with regulatory issues as well as increases in general administration expenses.

Total Selling, General and Administrative - Expense increased to $2,310,964 for the 2001 quarter as compared to $592,000 for the 2000 quarter and increased to $3,656,713 for the 2001 period from $1,568,000 during the 2000 period. The increases are primarily attributable to the increased costs relating to our current litigation as well as depreciation and amortization.

Interest Expense- increased to $109,149 for the 2001 quarter as compared to $19,000 interest income for the 2000 quarter and increased to $101,150 for the 2001 period from $6,000 during the 2000 period. The increase in interest expense results from additional laser purchases for the laser center business and a $500,000 line of credit from Merrill Lynch.

Net Loss - increased to $1,941,355 or per share .09 for the 2001 quarter as compared to a net income of $252,000 or .01 per share during the 2000 quarter and increased to $2,355,356 or .11 per share for the 2001 period from net income of $249,000 or .01 per share during the 2000 period. It is important to note that the entire loss for the 2001 period may be attributed to litigation expense and non-cash items such as depreciation and amortization.

 Liquidity and Capital Resources

 As of September 30, 2001, we had unrestricted cash and cash equivalents of $271,011 and a working capital surplus of approximately $3.2 million as compared to $1,773,701 of unrestricted cash and cash equivalents and working capital surplus of approximately $4.3 million at December 31, 2000. The decrease in our cash can be primarily attributed to payments to reduce the amount owed to Premier Laser Systems Inc., the increase in litigation expense, and lower sales.

Accounts payable decreased to $629,561 at September 30, 2001 as compared to $2,513,167 at December 31, 2000, primarily as a result of payments to Premier Laser Systems. Included in accounts payable at September 30, 2001, is approximately $285,000 still owed to Premier Laser Systems.

Other current liabilities decreased to $2,087,127 at September 30, 2001, from $2,683,449 at December 31, 2000, primarily due to the payments made to Premier Laser Systems Inc. Of the 2,150,000 shares escrowed for the GEM Debenture, 504,708 shares had been converted as of September 30, 2001.

The decrease in Property and Equipment to $ 879,241 at September 30, 2001, from $1,845,257 at December 31, 2000, primarily reflects the revaluation of the International Laser Equipment's useful life from 7 years to 3 years.

The decrease in intangible assets primarily reflects the revaluation of the patents acquired from Premier Laser Systems.

     SurgiLight anticipates that its current cash, cash equivalents, as well as anticipated cash flows from operations and additional capital contributions from private placements will be sufficient to meet its working capital needs for the next 3 months.

Our future capital requirements will depend on many factors, including progress of Research and Development activities, the scope and results of pre-clinical studies and pre-clinical trials, the cost and timing of regulatory approvals, establishment of manufacturing capacity, the outcome of litigation and the establishment of the marketing and sales organizations and other relationships, acquisitions or divestitures which may either involve cash infusions to us or require additional cash from us. We are seeking additional sources of financing, which may include short- term debt, long- term debt or equity. However there is no assurance that the Company will be successful in raising additional capital. Our ability to meet our working capital needs will be dependent on our ability to sign additional distribution and licensing arrangements, achieve a positive cash flow from operations, and achieve and sustain profitable operations.

Risks and Uncertainties: The Private Securities Litigation Reform Act of 1995 provides a `safe harbor' for forward-looking statements. Certain information included in this report (as well as information included in oral statement or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements related to anticipated future revenues of the Company, success of current product offerings, ongoing clinical trials, expectation in litigation, and success of future debt or equity offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.


                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company currently owes Premier Laser Systems, Inc. approximately $100,000 from the purchase of Premier's ophthalmic laser product line, including the IR-300 model laser, in October 2000. Colette Cozean, Ph.D.a director and chairwoman of the Board, founded Premier and served in many capacities for that company from 1991 to 1999. Premier currently owes Dr. Cozean approximately $288,000 for severance, life insurance, expenses and salary. Premier also owes Dr. Cozean approximately $130,000 as a commission from the second acquisition by SurgiLight of certain assets of Premier.

     In November 2000, the Company entered into a consulting agreement with Dr. Cozean. Currently, the Company agreed to pay her as a regulatory consultant at a rate of $10,000 per month and issue her options each month for 3,500 shares at fair market value in exchange for her services. For services rendered during 2001, Dr. Cozean is entitled to receive $114,000, of which $54,000 was paid in 2001. In addition, during 2001, Dr. Cozean received options to acquire 36,000 shares of common stock.

     Except as described above, there are currently no proposed transactions between the Company, its officers, directors, shareholders, and affiliates. Conflicts of interest could arise in the negotiation of the terms of any transaction between the Company and its shareholders, officers, directors, or affiliates. We have no plans or arrangements, including the hiring of an independent third party, for the resolution of disputes with such persons, if they arise. The Company and its shareholders could be adversely affected should such individuals choose to place their own interests before those of the Company. No assurance can be given that conflicts of interest will not cause us to lose potential opportunities, profits, or management attention. Our Board of Directors has adopted a policy regarding transactions between the Company and any officer, director, or affiliate, including loan transactions, requiring that all such transactions be approved by a majority of the independent and disinterested members of the Board of Directors and that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The following chart sets forth the high and low closing price for the common Stock as quoted on OTCBB during the indicated periods. All prices have been adjusted for 2 for 1 forward split effective On January 27, 2000.


            Common Stock               High                Low

                1999
                ----

             4th quarter             $11.000             $2.250

                2000
                ----

             1st quarter              25.500             10.500
             2nd quarter              10.375              5.750
             3rd quarter              10.625              5.750
             4th quarter              10.125              1.938

                2001
                ----

             1st quarter              4.000               1.000
             2nd quarter              2.220               .9375
             3rd quarter              1.620               .2000
             4th quarter              .5500               .2200

     Our common stock started to trade on OTCBB on November 1, 1999, and was split two for one on January 27, 2000. These quotations represent prices between dealers and do not include retail mark up, mark down, or commission and may not necessarily represent actual transactions. As of December 31, 2001, approximately 27,690,880 shares of our common stock and 200,000 warrants, respectively were outstanding, and, as far as we can determine, were held of record by approximately 1,300 persons, including significant amounts of stock held in "street name."

     We have not paid any cash dividends since our inception and do not anticipate paying cash dividends in the foreseeable future.


                             CHANGES IN ACCOUNTANTS

     In January, 2000, we terminated our independent accountant Rachel Siu, CPA (who performed the auditing for the Company in 1997 and 1998) and engaged Parks, Tschopp, Whitcomb and Orr, P.A. as our new principal accountant to audit our financial statements effective February, 2000. There were no disagreements with our former accountant on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure. The decision to change accountants was recommended and approved by our Board of Directors.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission at 450 Fifth Street N.W., Washington, D.C. 20549, a registration statement on Form SB-2 with respect to the Company and the securities offered hereby. Reference is made to the registration statement and the exhibits filed as part of the registration statement, which may be examined without charge at the public reference facilities maintained by the commission at 450 Fifth Street N.W., Washington, D.C. 20549. Prospective investors may direct questions to the officers of the Company with respect to the Offering and may obtain additional information from the Company's SEC filings including the 14f, 15c, 10K and quarterly reports. Prospective investors may direct questions to the officers of the Company with respect to the Offering or the proposed business of the Company and may obtain additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, as may be necessary to verify the accuracy of the information furnished in this Prospectus. Any document relating to the company in the possession of the Company or which may be obtained without unreasonable effort, may be inspected at the office of the Company by any prospective investor or his advisor upon advance notice.

                                SURGILIGHT, INC.

                        Consolidated Financial Statements


                    September 30, 2001 and December 31, 2000

                                SURGILIGHT, INC.

                                Table of Contents




Independent Auditors' Report..................................................1

Consolidated Balance Sheets...................................................2

Consolidated Statements of Operations.........................................3

Consolidated Statements of Cash Flows.........................................4

Consolidated Statements of Stockholder's Equity...............................5


Notes to Consolidated Financial Statements....................................6

                          Independent Auditors' Report
                          ----------------------------


To the Board of Directors and Stockholders of SurgiLight, Inc.

We have audited the accompanying consolidated balance sheets of SurgiLight, Inc. and subsidiaries as of September 30, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 2001 and the years ended December 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SurgiLight, Inc. and subsidiaries as of September 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for the nine months ended September 30, 2001 and the years ended December 31, 2000 and 1999, respectively, in conformity with accounting principles generally accepted in the United States of America.



December 14, 2001
Maitland, Florida



                                          SURGILIGHT, INC.

                                           Balance Sheets

                              September 30, 2001 and December 31, 2000

                                               Assets
                                               ------
                                                                            2001           2000
                                                                        -----------    -----------
Current assets:
      Cash                                                              $   271,011      1,773,701
      Accounts receivable, less allowances for doubtful accounts
         of $90,000 and $99,000                                             345,387        533,156
      Inventories (note 3)                                                4,365,836      4,329,599
      Notes receivable (note 4)                                             210,000        246,000
      Other current assets                                                   33,708           --
                                                                        -----------    -----------
            Total current assets                                          5,225,942      6,882,456
Property and equipment, net (note 5)                                        879,241      1,845,257

Other assets:
      Deposit                                                                  --           84,866
      Intangible assets, net of accumulated amortization
         of $188,696 and $84,266                                            526,995        633,507
      Investment in subsidiary (note 2)                                        --            5,000
      Deferred loan cost                                                     90,655         96,798
                                                                        -----------    -----------
            Total assets                                                $ 6,722,833    $ 9,547,884
                                                                        ===========    ===========

                                Liabilities and Stockholders' Equity
                                ------------------------------------

Current liabilities:
      Accounts payable and accrued expenses (note 14)                   $ 1,030,143    $ 2,520,707
      Customer deposits                                                     394,712           --
      Current portion of long-term debt (note 6)                            566,031         47,671
                                                                        -----------    -----------
            Total current liabilities                                     1,990,886      2,568,378

Long-term debt less current installments (note 6)                            96,241        115,111
                                                                        -----------    -----------
            Total liabilities                                             2,087,127      2,683,489

Convertible debenture (note 6)                                            2,313,880      2,688,880

Stockholders' equity:
      Common stock, $0.0001 par value; 30,000,000 shares
         authorized; 23,690,880 and 21,579,419 issued and outstanding         2,369          2,158
      Preferred stock, $0.0001 par value; 5,000,000 shares
         authorized; 62,000 issued and outstanding                                7           --
      Additional paid in capital                                          7,279,114      6,772,378
      Treasury stock, 46,135 and 43,135 shares at cost                     (202,111)      (196,824)
      Accumulated deficit                                                (4,757,553)    (2,402,197)
                                                                        -----------    -----------
            Total stockholders' equity                                    2,321,826      4,175,515
                                                                        -----------    -----------
            Total liabilities and stockholders' equity                  $ 6,722,833      9,547,884
                                                                        ===========    ===========

                          See accompanying notes to financial statements.

                                                 2



                                           SURGILIGHT, INC.

                                       Statements of Operations

                               Nine months ended September 30, 2001 and
                                Years ended December 31, 2000 and 1999



                                                            2001            2000            1999
                                                        ------------    ------------    ------------
Sales                                                   $  1,964,341       3,263,835       2,858,089

Cost of Sales                                                562,583         933,383       1,318,344
                                                        ------------    ------------    ------------

                Gross profit                               1,401,758       2,330,452       1,539,745

General and administrative expenses (note 12)              3,656,713       2,536,922       1,470,478
                                                        ------------    ------------    ------------

                Operating income (loss)                   (2,254,955)       (206,470)         69,267


Other income/expenses
      Interest income                                         13,457          43,134          13,971
      Interest expense                                      (113,858)        (28,672)        (17,533)
                                                        ------------    ------------    ------------

                Net income (loss) before income taxes     (2,355,356)       (192,008)         65,705

      Income tax expense (note 7)                               --              --              --
                                                        ------------    ------------    ------------

                Net income (loss)                       $ (2,355,356)       (192,008)         65,705
                                                        ============    ============    ============

      Net income (loss) per share:
                Basic                                   $      (0.11)          (0.01)           0.01
                                                        ============    ============    ============

                Diluted                                 $      (0.11)          (0.01)           0.01
                                                        ============    ============    ============

      Weighted average number of shares outstanding       21,994,313      21,596,890      20,791,448
                                                        ============    ============    ============


                           See accompanying notes to financial statements.

                                                  3



                                                SURGILIGHT, INC.

                                            Statements of Cash Flows

                                      Nine months ended September 30, 2001
                                     Years ended December 31, 2000 and 1999



                                                                       2001           2000           1999
                                                                    -----------    -----------    -----------
Cash flows from operating activities:
     Net income (loss)                                              $(2,355,356)      (192,008)        65,705
     Adjustments to reconcile net income (loss) to net
       cash provided by (used in) operating activities:
         Depreciation                                                 1,020,618        287,434        244,139
         Amortization                                                   134,655         20,833         12,769
         Loss on disposal of equipment                                     --             --           16,629
         Stock issued for services                                       19,984           --             --
     Increase (decrease) in assets and liabilities, net
       of business acquisitions and dispositions
         Receivables                                                    187,769       (185,480)      (205,847)
         Inventories                                                    (36,237)    (3,492,110)       (79,697)
         Other assets                                                   (30,708)      (478,880)       (20,000)
         Deposits                                                        84,866        (57,500)        75,305
         Accounts payable                                            (1,490,564)     2,189,189        237,390
         Customer deposits                                              394,712
                                                                    -----------    -----------    -----------
              Net cash provided by (used in) operating activities    (2,070,261)    (1,908,522)       346,393
                                                                    -----------    -----------    -----------
Cash flows from investing activities:
     Notes receivable                                                    36,000       (246,000)          --
     Purchases of equipment                                             (54,602)      (519,065)      (554,343)
     Payments for patents                                               (20,000)          --             --
                                                                    -----------    -----------    -----------
              Net cash used in investing activities                     (38,602)      (765,065)      (554,343)
                                                                    -----------    -----------    -----------
Cash flows from financing activities:
     Proceeds from longterm debt                                        542,400         15,361        223,961
     Repayment of longterm debt                                         (42,910)      (154,843)       (24,197)
     Loans from shareholders                                               --          (26,000)      (205,000)
     Proceeds from sale of stock                                        111,970      1,232,000        789,482
     Stock issuance cost                                                   --             --          (37,038)
     Purchase of treasury stock                                          (5,287)      (196,824)          --
     Proceeds from sale of debenture                                       --        3,000,000           --
                                                                    -----------    -----------    -----------
              Net cash provided by financing activities                 606,173      3,869,694        747,208
                                                                    -----------    -----------    -----------
Net increase (decrease) in cash                                      (1,502,690)     1,196,107        539,258

Cash, beginning of year                                               1,773,701        577,594         38,336
                                                                    -----------    -----------    -----------
Cash, end of year                                                   $   271,011      1,773,701        577,594
                                                                    ===========    ===========    ===========
Cash paid during the year for interest                              $    52,377         33,323         14,978
                                                                    ===========    ===========    ===========

Noncash financing activities and supplemental information:
     During the nine months ended September 30, 2001 and the year ended December 31, 2000, $375,000 and
       $311,120, respectively, of debentures were converted into shares of the Company's common stock.
     During the year ended 1999, the Company acquired other businesses valued at $310,648 in exchange for shares of the Company's common stock.


                                See accompanying notes to financial statements.

                                                       4



                                          SURGILIGHT, INC.

                                 Statements of Stockholders' Equity

           Nine months ended September 30, 2001 and years ended December 31, 2000 and 1999



                                                    Common Stock               Preferred Stock
                                             --------------------------    -------------------------
                                                Shares         Amount         Shares        Amount
                                             -----------    -----------    -----------   -----------
Balances at December 31, 1998                  1,247,260    $ 4,048,301           --            --

Recapitalization, including impact
    of reverse acquisition                     2,211,340     (4,047,955)          --            --
Acquisition of SLI                            16,290,000          1,630           --            --
Acquisition of AMTI                            2,360,000            236           --            --
Acquisition of EMX                               230,000             22           --            --
Sale of common stock - private placement         461,400             46           --            --
Stock issuance cost                                 --             --             --            --
Common stock subscribed                             --             --             --            --
Net income                                          --             --             --            --
                                             -----------    -----------    -----------   -----------
Balances at December 31, 1999                 22,800,000    $     2,280           --            --
                                             ===========    ===========    ===========   ===========
Sale of common stock - private placement         110,000             11           --            --
Sale of interest in AMTI                            --             --             --            --
Sale of interest in EMX                             --             --             --            --
Cancellation of treasury shares               (1,420,000)          (142)          --            --
Purchase of common stock                            --             --                           --
Common stock returned and cancelled              (26,000)            (2)          --            --
Repurchase of interest in AMTI                    26,000              2           --            --
Net loss                                            --             --             --            --
Conversion of debenture                           89,419              9           --            --
                                             -----------    -----------    -----------   -----------
Balances at December 31, 2000                 21,579,419    $     2,158           --            --
                                             ===========    ===========    ===========   ===========
Sale of common stock - private placement          50,880              5           --            --
Sale of preferred stock - private placement         --             --           62,000             7
Conversion of debentures                       2,060,581            206           --            --
Purchase of common stock                            --             --             --            --
Net loss                                            --             --             --            --
                                             -----------    -----------    -----------   -----------
Balances at September 30, 2001                23,690,880    $     2,369         62,000             7
                                             ===========    ===========    ===========   ===========


See accompanying notes to financial statements.

                                                 5



                                            SURGILIGHT, INC.

                                  Statements of Stockholders' Equity

             Nine months ended September 30, 2001 and years ended December 31, 2000 and 1999
                                               (Continued)


                                              Additional                                    Total
                                               Paid-In        Treasury     Accumulated   Stockholders'
                                               Capital         Stock         Deficit        Equity
                                             -----------    -----------    -----------    -----------
Balances at December 31, 1998                       --             --       (2,275,894)     1,772,407

Recapitalization, including impact
    of reverse acquisition                     4,047,955           --             --             --
Acquisition of SLI                               192,840           --             --          194,470
Acquisition of AMTI                               93,275           --             --           93,511
Acquisition of EMX                                22,645           --             --           22,667
Sale of common stock - private placement         494,954           --             --          495,000
Stock issuance cost                              (37,038)          --             --          (37,038)
Common stock subscribed                          294,505           --             --          294,505
Net income                                          --             --           65,705         65,705
                                             -----------    -----------    -----------    -----------
Balances at December 31, 1999                  5,109,136           --       (2,210,189)     2,901,227
                                             ===========    ===========    ===========    ===========
Sale of common stock - private placement       1,231,989           --             --        1,232,000
Sale of interest in AMTI                            --          (50,000)          --          (50,000)
Sale of interest in EMX                             --          (30,000)          --          (30,000)
Cancellation of treasury shares                  (79,858)        80,000           --             --
Purchase of common stock                            --         (196,824)          --         (196,824)
Common stock returned and cancelled                    2           --             --             --
Repurchase of interest in AMTI                   199,998           --             --          200,000
Net loss                                            --             --         (192,008)      (192,008)
Conversion of debenture                          311,111           --             --          311,120
                                             -----------    -----------    -----------    -----------
Balances at December 31, 2000                  6,772,378       (196,824)    (2,402,197)     4,175,515
                                             ===========    ===========    ===========    ===========
Sale of common stock - private placement          32,929           --             --           32,934
Sale of preferred stock - private placement       92,994           --             --           93,001
Conversion of debentures                         380,813           --             --          381,019
Purchase of common stock                            --           (5,287)          --           (5,287)
Net loss                                            --             --       (2,355,356)    (2,355,356)
                                             -----------    -----------    -----------    -----------
Balances at September 30, 2001                 7,279,114       (202,111)    (4,757,553)     2,321,826
                                             ===========    ===========    ===========    ===========


See accompanying notes to financial statements.

                                               5 (Con't)

                                SURGILIGHT, INC.

                          Notes to Financial Statements

              Nine months ended September 30, 2001 and years ended
                           December 31, 2000 and 1999



(1)  Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------

     (a)  Organization
          ------------

          SurgiLight, Inc. (SLI or the Company) and its wholly-owned subsidiaries develop, manufacturer and sell ophthalmic lasers and related products primarily for use in photorefractive keratectomy
          (PRK) and laser in-situkeratomileusis (LASIK) procedures. The Company also operates a laser vision correction center in Plantation, Florida.

          MAS Acquisition Corp. was incorporated in Delaware on July 31, 1996.

          SurgiLight, Inc. was incorporated under the laws of the State of Florida in October 1998.

          On March 31, 1999, SLI agreed to exchange shares with MAS Acquisition Corp., a Delaware public company. Accordingly, SLI exchanged 10,394,330 shares of the company stock for 10,394,330 shares of MAS Acquisition Corp. stock in a business combination accounted for as a reverse acquisition. During the period MAS Acquisition Corp. was in existence, prior to the reverse acquisition, its only activity was to raise equity capital. For accounting purposes, the reverse acquisition is reflected as if SLI issued its stock (10,394,330 shares) for the net assets of MAS Acquisition Corp. The nets assets of MAS Acquisition Corp. were not adjusted in connection with the reverse acquisition since they were monetary in nature. Coincident with the reverse acquisition, MAS changed its name to SurgiLight, Inc.

     (b)  Basis of Presentation
          ---------------------

          The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     (c)  Use of Estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(1)  Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

     (d)  Cash and Cash Equivalents
          -------------------------

          For financial reporting purposes, the Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

     (e)  Marketable Securities
          ---------------------

          The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of stockholders' equity.

     (f)  Credit Risks
          ------------

          Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts and notes receivable. The Company sells its products to customers, at times extending credit for such sales. Exposure to losses on receivables is principally dependent on each customer's financial condition and their ability to generate revenue from the Company's products. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

     (g)  Income Taxes
          ------------

          The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     (h)  Inventory

          Inventory, which consists primarily of laser systems parts and components, is stated at the lower of cost or market. Cost is determined using the first-in first-out method.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(1)  Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

     (i)  Property and Equipment
          ----------------------

          Property and equipment are stated at cost. Furniture and equipment are depreciated using the straight-line method over the estimated lives (three to seven years) of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the useful life of the asset. Such depreciation and amortization is included in other general and administrative expenses on the consolidated statements of operations.

     (j)  Intangible Assets
          -----------------

          Intangible assets consist of goodwill, patents and deferred loan costs. Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives up to 20 years. Management evaluates the carrying value of goodwill using projected future undiscounted operating cash flows of the acquired businesses. Patents consist of the cost of acquiring certain technologies and are amortized over 5 years. Deferred loan costs are amortized over the life of the loan using the effective interest method.

     (k)  Research and Development
          ------------------------

          Research and development costs are charged to operations in the year incurred. The cost of certain equipment used in research and development activities which have alternative uses is capitalized as equipment and depreciated using the straight-line method over the estimated lives (five to seven years) of the assets.

     (l)  Product Warranty Costs
          ----------------------

          Estimated future warranty obligations related to the Company's products, typically for a period of one year, are provided by charges to operations in the period in which the related revenue is recognized.

     (m)  Extended Service Contracts
          --------------------------

          The Company sells product service contracts covering periods beyond the initial warranty period. Revenues from the sale of such contracts are deferred and amortized on a straight-line basis over the life of the contracts. Service contract costs are charged to operations as incurred.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(1)  Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

     (n)  Revenue Recognition
          -------------------

          The Company recognizes revenue from the sale of its products in the period that the products are shipped to its customers.

          Royalty revenues from the license of patents owned are recognized in the period earned.

          Service revenues from consulting clients are recognized in the period that the services are provided.

     (o)  Cost of Revenues
          ----------------

          Cost of revenues consists of product cost and cost of services. Product cost relates to the cost from the sale of its product in the period that the products are shipped to the customers.

          Cost of services consists of the costs related to servicing consulting clients, managing an ophthalmic practice and an ambulatory surgery center and provider payments. Provider payments consist of benefit claims and capitation payments made to providers.

     (p)  Earnings (Loss) per Share
          -------------------------

          Basic earnings or loss per common share are computed using the weighted average number of common shares and contingently issuable shares (to the extent that all necessary contingencies have been satisfied), if dilutive. Diluted loss per common share is computed using the weighted average number of common shares, contingently issuable shares, and common share equivalents outstanding during each period. Common share equivalents include options, warrants to purchase common stock, and convertible debentures and are included in the computation using the treasury stock method if they would have a dilutive effect. Diluted losses per share for the years ended December 31, 2000, 1999 and 1998 are the same as basic loss per share.

     (q)  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed
          --------------------------------------------------------------------
          of
          --

          Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements



(1)  Organization and Summary of Significant Accounting Policies - (Continued)

     (q)  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed
          --------------------------------------------------------------------
          of (Continued)
          --------------

          recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (r)  Stock Option Plans
          ------------------

          The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employees stock option grants made in 1995 and future years as if the fair-valued based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure pursuant to the provisions of SFAS No. 123.

     (s)  Comprehensive Income
          --------------------

          The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", on January 1, 1998. SFAS No. 130 requires companies to classify items defined as "other comprehensive income" by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the consolidated balance sheet.

     (t)  Operating Segments
          ------------------

          The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", on December 31, 1998. SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in assessing performance. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(1)  Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

     (u)  Foreign Currency Translations
          -----------------------------

          Translation gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than U.S. dollars are included in the results of operations as incurred.

(2)  Acquisitions and Dispositions
     -----------------------------

     Premier Laser Systems
     ---------------------

     In October 2000, the Company acquired the inventory and technology of a corporation known as Premier Laser Systems. The inventory consisted of work in process and finished goods laser systems. The purchase price, including legal fees of $20,000, was $3,745,000 and was allocated as follows:
     $3,400,000 to inventory, $345,000 to intangible assets consisting of technology, patents and FDA approval. Subsequent to September 30, 2001, the Company agreed to acquire additional inventory for $1,700,000 consisting of $350,000 in cash and $1,350,000 in the Company's common stock.

     AMTI
     ----

     In March 1999, the Company acquired 100% of the stock of Advanced Marketing Technologies, Inc. (AMTI) in exchange for 2,360,000 shares (post split) of the Company's common stock. The value of the acquisition was $93,511.

     Effective January 1, 2000, SurgiLight sold a 55% interest in the net assets of AMTI in exchange for 1,260,000 shares of the Company's common stock. The shares were subsequently cancelled. In the third quarter, the Company entered into an agreement to reacquire the remaining 55% interest in AMTI in exchange for 26,000 shares of common stock. At the date of purchase, the fair value of the stock issued in connection with this transaction amounted to $200,000.

     EMX
     ---

     In March 1999, the Company acquired 100% of the stock of EMX, Inc. in exchange for 230,000 shares (post split) of the Company's common stock. The value of the acquisition was $22,667. The acquisition was accounted for using the purchase method. Accordingly, EMX's results of operations are included in the Company's consolidated financial statements subsequent to the acquisition date.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(2)  Acquisitions and Dispositions (Continued)

     EMX (Continued)
     ---------------

     Effective January 1, 2000, SurgiLight sold an 85% interest in the net assets of EMX in exchange for 120,000 shares of the Company's common stock. The acquired shares were subsequently cancelled. As of December 31, 2000, the Company retained a 15% ownership interest in EMX.

     SurgiLight, Inc.
     ----------------

     In February 1999, the Company acquired 100% of the stock of SurgiLight, Inc. in exchange for 8,145,000 shares of the Company's common stock. The value of the acquisition was $194,470. SurgiLight, Inc. owned and operated the laser vision correction center located in Plantation, Florida. The acquisition was accounted for using the purchase method. Accordingly, SurgiLight's results of operations are included in the Company's consolidated financial statements subsequent to the acquisition date.


(3)  Inventories

     The components of inventories at September 30, 2001 and December 31, 2000 are summarized as follows:

                                                        2001           2000
                                                     -----------    ----------

                     Raw materials                   $ 1,553,766     1,167,599
                     Work in progress                    310,000       550,000
                     Finished goods                    2,457,070     2,567,000
                     Test equipment-clinical trials       45,000        45,000
                                                     -----------    ----------
                                                     $ 4,365,836     4,329,599
                                                     ===========    ==========

     As of September 30, 2001 and December 31, 2000, the Company had one laser system being used under arrangements for clinical trials in various countries.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements

(4)  Notes Receivable

     At September 30, 2001 and December 31, 2000, notes receivable consists of the following:

                                                              2001        2000
                                                            --------    --------

          Two notes receivable from an individual with
          interest at 14% and due March 20, 2001. The two
          notes are collateralized by 60,000 shares of
          Company stock held by the Company.                $140,000    140,000

          Two unsecured notes receivable from an employee
          with interest at 14% on both notes. One note for
          $15,000 is payable at $3,000 per month plus
          interest, with the first installment due August
          31, 2001. The second note for $30,000 is payable
          at $5,000 per month plus interest, with the first
          installment due March 31, 2001                      45,000     40,000

          Unsecured note receivable with interest at 10%,
          payable at $1,000 per month, with entire balance
          payable no later than August 31, 2002.                --       10,000

          Note receivable from an individual with interest
          at 10% and due March 25, 2001.                        --       56,000

          Note receivable from an individual with interest
          at 10% and due June 20, 2001.                       25,000       --
                                                            --------    --------
                       Total                                $210,000    246,000
                                                            ========    ========

(5)  Property and Equipment
     ----------------------

     Property and equipment at September 30, 2001 and December 31, 2000 are as follows:

                                                             2001        2000
                                                          ----------  ----------

           Laser equipment in remote locations            $1,819,225  1,819,225
           Laser equipment                                   473,429    429,190
           Furniture and equipment                           111,291    105,966
           Laboratory equipment                              156,156    151,118
           Vehicles                                           44,203     44,203
                                                          ----------  ----------
                                                           2,604,304  2,549,702
           Less accumulated depreciation                  (1,725,063)  (704,445)
                                                          ----------  ----------
                                                           $ 879,241  1,845,257
                                                          ==========  ==========

                                                                     (Continued)



                                SURGILIGHT, INC.

                          Notes to Financial Statements


(6)  Notes Payable and Convertible Debenture
     ---------------------------------------

     Notes payable consist of the following at September 30, 2001 and December
     31, 2000:

                                                                                2001                2000
                                                                              --------            --------
          Notes payable to finance company, due in monthly payments of
            $838 including interest at 13% through December 2003.
            Collateralized by vehicles.                                       $  9,893              13,347

          Notes payable to equipment finance company, due in monthly installments of $1,555 including interest at 8.3% through
            January 2003.                                                       27,663              39,597

          Notes payable to equipment finance company, due in monthly installments of $2,788, including interest at 6.2% through
            2004.  Collateralized by laser equipment.                           90,493             109,838

          Notes payable to equipment finance company, due in monthly installments of $1,404, including interest at 11.8% through
            January 2004.  Collateralized by laser equipment.                   34,223                --

          Notes payable to investment bank.  Interest payable monthly at a variable rate of 30-day commercial paper plus 3.15%.  Due
            on March 31, 2002.  Collateralized  by inventory.                  500,000                --
                                                                              --------            --------
          Total long-term debt                                                 662,272             167,782

          Less current portion                                                (566,031)            (47,671)
                                                                              --------            --------
          Long-term debt, less current portion                                 $96,241             115,111
                                                                              ========            ========

     Aggregate annual maturities of long-term debt was as follows at September
     30, 2001:


                    2002                                        $ 566,031
                    2003                                           61,650
                    2004                                           34,591

     Convertible debentures consist of 3% debentures totaling $2,313,880, maturing in November 2003. Debentures are convertible at the lesser of $7.50 per share or 125% of the average closing bid prices for the five trading days prior to closing; or 100% of the average of the three lowest closing bid prices during the 30-day period prior to conversion.

                                                                     (Continued)

                                       14

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(7)  Income Taxes
     ------------

     Income tax expense (benefit) attributable to income from continuing operations differed from the amount computed by applying the U.S. federal income tax rate of 34% to income (loss) from continuing operations before income taxes primarily as a result of utilization of a net operating loss carryforward, and changes in the valuation allowance.

     The Company has available net operating loss carryforwards totaling approximately $4,000,000 which expire in the year 2013.

     Realization of deferred tax assets is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these deferred tax assets may expire unused and, accordingly, has established a valuation allowance against them.

(8)  Net Income Per Share
     --------------------

     Net income per share is based on the weighted average shares outstanding of 21,994,313, 21,596,890 and 1,247,260 at September 30, 2001 and December 31,
     2000 and 1999, respectively.

(9)  Segment Information
     -------------------

     The following table presents the Company's technology related net revenues and assets by geographic area for the nine months ended September 30, 2001 and the years ended December 31, 2000 and 1999. The individual countries shown generated net revenues of at least ten percent of the total segment net revenues for at least one of the years presented:

                               2001                 2000                  1999
                             --------             --------              --------
     Geographic area:
       Revenue:
         China               $351,113              486,717               543,000
         Venezuela               --                 22,000                42,000
         Viet Nam             215,763              221,300                  --
         Iran                    --                252,000                  --
         Korea                   --                 42,000                  --
         Argentina            110,000                 --                    --

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(9)  Segment Information (Continued)
     -------------------------------
                                        2001           2000            1999
                                     ---------      ---------       ---------
     Assets:
              China                  1,293,000      1,337,000       1,259,000
              Venezuela                190,000        140,000         130,000
              Panama                      --             --           190,000
              Japan                     63,000           --           140,000
              Viet Nam                 281,000        281,000            --
              Korea                    200,000        200,000            --


(10) Commitments and Contingencies - Lease Obligations
     -------------------------------------------------

     The Company leases office space and certain equipment under operating lease arrangements.

     Future minimum payments under non-cancelable operating leases, with initial or remaining terms in excess of one year, as of September 30, 2001, are approximated as follows:

                        2002                           $ 61,000
                        2003                             63,000
                        2004                             65,000
                        2005                             67,000

     Rent expenses during the nine months ended September 30, 2001 and the years ended December 31, 2000 and 1999 were approximately $116,000, $140,000, and $87,000, respectively.

(11) Stock Split
     -----------

     In January 2000, the Company effected a 2 for 1 stock split for shareholders of record as of January 25, 2000. Accordingly, all share and per share information has been adjusted retroactively.

(12) Research and Development
     ------------------------

     For the nine months ended September 30, 2001 and the years ended December 31, 2000 or 1999, research and development and clinical trial costs amount to approximately $75,000, $302,000 and $120,000, respectively, and have been included as general and administrative expenses in the accompanying statement of operations.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(13) Recent Accounting Pronouncements
     --------------------------------

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material effect on the Company's operations or financial position.

     In April 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." Among other issued, that interpretation clarifies the definition of employees for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in the interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effect of applying this interpretation is recognized on a prospective basis from July 1, 2000. The implementation of this interpretation does not have a material impact on the Company' financial statements.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is required to be adopted in years beginning after June 15, 2000. The Company does not hold derivative instruments or engage in hedging activities. The Company implemented Statement 133 beginning in the first quarter of its fiscal year ending December 31, 2001, with no effect on its financial position, results of operations or cash flows.

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This statement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Proacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using one method: the purchase method. The provisions of this statement apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(13) Recent Accounting Pronouncements (Continued)
     --------------------------------------------

     In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

(14) Commitments and Contingencies
     -----------------------------

     On December 5, 2001, the Company entered into a settlement agreement with Presby Corporation and RAS Holding Corporation regarding Presby's patent infringement lawsuit. The parties have agreed to an entry of a decree that acknowledges the validity and enforceability of Presby's patent for the treatment of Presbyopia. The Company has agreed to a one time payment to Presby. Such amount is included in accounts payable and accrued expenses in the accompanying balance sheet as of September 30, 2001. In the opinion of management, the settlement will not have a significant adverse effect on future operations of the Company.

                                SurgiLight, Inc.

                        5,900,000 Shares of Common Stock

                                   Prospectus

                               February 11, 2002


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. To the extent that person has been successful in any such matter, that person shall be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses.

     The Registrant's Amended and Restated Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law.


Item 25. Other Expenses of Issuance and Distribution

     The Registrant estimates that the expenses payable by the Registrant in connection with this offering described in the Registration Statement will substantially as follows:

               Item                            Amount Payable by the Company

  SEC registration Fee                                    $   500

  Printing and engraving expenses                           -0-

  Accounting fees and expenses                            $20,000

  Legal fees and Expenses                                 $50,000

  Miscellaneous expenses                                  $10,000

           Total                                          $80,500

Item 26. Recent Sales of Unregistered Securities

     During 2001, we sold to approximately 5 persons units of the Company's securities, each unit consisting of one share of Series A Convertible Preferred Stock and a warrant to purchase one-quarter share of our common stock, at a purchase price of $1.50 per unit. We issued approximately 62,000 units at a total purchase price of approximately $93,000. The Series A Convertible Preferred Stock is convertible into shares of common stock, at the option of the holder, any time after July 1, 2002 and continuing through November 30, 2003 at a conversion price equal to 85% of the average of the closing bid prices for our common stock as reported on the NASD Over-The-Counter Bulletin Board for the ten trading days immediately preceding the date of notice of conversion. The warrants are exercisable at any time after the date of issue and continuing until three years from the date of issue, at an exercise price of $1.50 per warrant (one-quarter share of common stock), which equates to a purchase price of $6.00 per share of common stock. Warrants must be exercised in full share increments of four warrants each. The units of securities were sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder. We retained 100% of the proceeds from the sale of the securities, no underwriters were used and no commissions or discounts were paid in connection with the offer and sale of these securities.


Item 27. Exhibits

Exhibit No.           Description

-------------------- -----------------------------------------------------------

      3.1 (1)        Articles of Incorporation of SurgiLight, as amended to date
-------------------- -----------------------------------------------------------

      3.2 (1)        Bylaws of Surgilight, as amended to date.
-------------------- -----------------------------------------------------------

      4.1 (2)        Specimen of Common Stock certificate.
-------------------- -----------------------------------------------------------

        4.2 Convertible Debenture Purchase Agreement by and among GEM Global Yield Fund Limited and SurgiLight, Inc., dated as of June 30, 2000.
-------------------- -----------------------------------------------------------

        4.3          3% Convertible Debenture Due November 8, 2003.
-------------------- -----------------------------------------------------------

        4.4          Warrant to Purchase Common Stock of SurgiLight, Inc.
-------------------- -----------------------------------------------------------

        4.5          Registration  Rights  Agreement  between  SurgiLight,  Inc.
                     and GEM Global  Yield Fund Limited, dated as of June 30,
                     2000.
-------------------- -----------------------------------------------------------

-------------------- -----------------------------------------------------------

        4.6 Debenture and Warrant Shares Escrow Agreement by and among SurgiLight, Inc., Kaplan Gottbetter & Levenson, LLP and GEM Global Yield Fund Limited, dated as of June 30, 2000.
-------------------- -----------------------------------------------------------

        4.7          Warrant to Purchase Common Stock of SurgiLight, Inc.
-------------------- -----------------------------------------------------------

        4.8 Agreement between SurgiLight, Inc. and Chai Chuan Chen, dated December 11, 2001
-------------------- -----------------------------------------------------------

        4.9 Agreement between SurgiLight, Inc. and Hsueh-Yueh Chang, dated December 11, 2001
-------------------- -----------------------------------------------------------

         5           Opinion of The Business Law Group
-------------------- -----------------------------------------------------------

         9 Voting Trust Agreement dated June 6, 2001 between Voting Trust Committee of SurgiLight, Inc., and Lin Family Partners, Ltd., Yuan Lin, Truste of the Y-C Irrevocable Living Trust, J.T. Lin, and Yuchin Lin.
-------------------- -----------------------------------------------------------

       10.1 Patent Assignment and Licence Agreementby and between PLS Liquidating LLC, Premier Laser Systems, Inc., and SurgiLight, Inc., dated December 26, 2001.
-------------------- -----------------------------------------------------------

       10.2 Consulting Agreement between SurgiLight, Inc. and Colette Cozean, dated November 1, 2000.
-------------------- -----------------------------------------------------------

       23.1 Consent of Parks, Tschopp, Whitcomb & Orr, P.A., Certified Public Accountant
-------------------- -----------------------------------------------------------

       23.2          Consent of The Business Law Group (contained in Exhibit 5).
-------------------- -----------------------------------------------------------

(1) Incorporated by reference to exhibits of Surgilight's Registration Statement on Form 10-SB Registration Statement as filed with the Securities and Exchange Commission (the "SEC") on September 16, 1998.

(2) Incorporated by reference to Exhibit 4.1 to Form 10-KSB filed with the SEC on February 12, 1999.

Item 28. Undertakings

The undersigned registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the formation set forth in the registration statement; and

          (iii) To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (a)(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     In accordance with the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Orlando, State of Florida on February 8, 2002.


                                            SURGILIGHT, INC.
                                            a Delaware corporation


                                            By:  /s/  Timothy J. Shea
                                               --------------------------------
                                                      Timothy J. Shea
                                                      Senior Vice President
                                                      and COO

     In accordance with the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:


SIGNATURE                               TITLE                       DATE



/s/                              Chief Financial Officer           2/08/02
-----------------------------
     Rachel Siu


/s/  Joseph Allen                Director                          2/08/02
-----------------------------
     Joseph Allen


/s/  Lee Chow                    Director                          2/08/02
-----------------------------
     Lee Chow


/s/  Colette Cozean              Director                          2/08/02
-----------------------------
     Colette Cozean


/s/                              Director                          2/08/02
-----------------------------
     Robert J. Freiberg


/s/  J. T. Lin                   Director                          2/08/02
-----------------------------
     J. T. Lin


/s/  Stuart E. Michelson         Director                          2/08/02
-----------------------------
     Stuart E. Michelson


/s/  Louis P. Valente            Director                          2/08/02
-----------------------------
     Louis P. (Dan) Valente


/s/  J. S. Yuan                  Director                          2/08/02
-----------------------------
     J. S. Yuan

                                  EXHIBIT INDEX


Exhibit No.                        Description

3.1(1) Articles of Incorporation of the Registrant as filed with the Form 10-SB Registration Statement on September 16, 1998.

3.2(1) Bylaws of the Registrant as filed with the Form 10-SB Registration Statement on September 16, 1998.

4.1(2) Specimen of Common Stock Certificate attached as Exhibit 4.1 to Form 10-KSB filed on February 12, 1999.


4.2 Convertible Debenture Purchase Agreement by and among GEM Global Yield Fund Limited and SurgiLight, Inc., dated as of June 30, 2000.

4.3            3% Convertible Debenture Due November 8, 2003.

4.4            Warrant to Purchase Common Stock of SurgiLight, Inc.

4.5 Registration Rights Agreement between SurgiLight, Inc. and GEM Global Yield Fund Limited, dated as of June 30, 2000.

4.6 Debenture and Warrant Shares Escrow Agreement by and among SurgiLight, Inc., Kaplan Gottbetter & Levenson, LLP and GEM Global Yield Fund Limited, dated as of June 30, 2000.

4.7            Warrant to Purchase Common Stock of SurgiLight, Inc.

4.8 Agreement between SurgiLight, Inc. and Chai Chuan Chen, dated December 11, 2001.

4.9 Agreement between SurgiLight, Inc. and Hsueh-Yueh Chang, dated December 11, 2001.

5              Opinion of The Business Law Group

9 Voting Trust Agreement dated June 6, 2001 between Voting Trust Committee of SurgiLight, Inc., and Lin Family Partners, Ltd., Yuan Lin, Trustee of the Y-C Irrevocable Living Trust, J.T. Lin, and Yuchin Lin

10.1 Patent Assignment and Licence Agreement by and between PLS Liquidating LLC, Premier Laser Systems, Inc., and SurgiLight, Inc., dated December 26, 2001.

10.2 Consulting Agreement between SurgiLight, Inc. and Colette Cozean, dated November 1, 2001.

23.1           Consent of Parks, Tschopp, Whitcomb & Orr, P.A., Certified
               Public Accountant
23.2           Consent of The Business Law Group (contained in Exhibit 5).

(1) Incorporated by reference to exhibits of Surgilight's Registration Statement on Form 10-SB Registration Statement as filed with the Securities and Exchange Commission (the "SEC") on September 16, 1998.

(2) Incorporated by reference to Exhibit 4.1 to Form 10-KSB filed with the SEC on February 12, 1999.